       As filed with the Securities and Exchange Commission on __________, 1998.
                                                Registration No. 333-___________



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                       AUTOMOTIVE PERFORMANCE GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           ---------------------------

           DELAWARE                                             86-0850090
(STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NUMBER)

                               1207 N. MILLER ROAD
                              TEMPE, ARIZONA 85281
                                 (602) 967-5990
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           ---------------------------

                                 DEAN M. WILLARD
                             CHIEF EXECUTIVE OFFICER
                               1207 N. MILLER ROAD
                              TEMPE, ARIZONA 85281
                                 (602) 967-5990
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           ---------------------------

                                   Copies to:
                             DAVID C. DRUMMOND, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300
                           ---------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                         CALCULATION OF REGISTRATION FEE

================================================================================================
                                                                         PROPOSED
                                                           PROPOSED       MAXIMUM
         TITLE OF EACH CLASS                               MAXIMUM       AGGREGATE   AMOUNT OF
          OF SECURITIES TO               AMOUNT TO BE   OFFERING PRICE    OFFERING  REGISTRATION
            BE REGISTERED                 REGISTERED     PER SHARE(1)     PRICE(1)      FEE
------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value......    1,655,000 shs      $2.50       $4,137,500   $1,151.00

------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------

================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the bid and asked price of the Common Stock on December 4, 1998.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED _________, 1998

                                1,655,000 SHARES

                   AUTOMOTIVE PERFORMANCE GROUP, INCORPORATED

                                  COMMON STOCK

                      ------------------------------------


         This Prospectus may be used in connection with the offer and sale, from time to time, of up to 1,655,000 shares (the "Shares") of Common Stock, $.0001 par value per share (the "Common Stock"), of Automotive Performance Group, Inc. ("APG" or the "Company"), for the account of the selling stockholders identified below (the "Selling Stockholders"), who received the Shares issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) thereof. All of the Shares covered hereby are to be sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The expenses incurred in registering the Shares, including legal and accounting fees, will be paid by the Company. None of the shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this prospectus is a part.

         The Company is applying to the American Stock Exchange to allow trading of its Common Stock under the symbol "APG."

         The Shares offered hereby may be offered and sold, from time to time, by the Selling Shareholders in one or more transactions on the American Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid by the Selling Stockholders. See "Plan of Distribution."

                      ------------------------------------


        SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES
                                 OFFERED HEREBY.

                      ------------------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.






                  The date of this Prospectus is ________, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. In addition, the Commission maintains a Website (http:\\www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Electronic Data Gathering, Analysis, and Retrieval system.

         This Prospectus constitutes a part of a Registration Statement on Form SB-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares covered by this prospectus, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                                   THE COMPANY

         In this Prospectus, the words "expects," "anticipates," "believes," "intends," "will" and similar expressions identify forward-looking statements, which are based upon information currently available to the Company, speak only as of the date hereof and are subject to certain risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, the information contained in this Prospectus reflects a 20 for 1 reverse split of the Company's Common Stock effected in April 1998.

         Automotive Performance Group, Incorporated ("APG" or the "Company") was formed to be the parent Company for several high performance automotive- and specialty chemical-related operating subsidiaries. The objective of the Company is to develop and successfully market a broad spectrum of integrated mutually supportive brands of products and services for the high-performance automotive and specialty chemicals industries. Specialty chemicals comprise an important and highly profitable part of the overall automotive market as well as certain non-automotive market niches with extremely high profit margins.

         APG has developed a systematic strategy to assemble a portfolio of high margin brands and products in the high-performance automotive and specialty chemicals markets that leverage the Company's strengths in brand management, product marketing, and channel access under one corporate umbrella. APG's acquisition strategy is focused on four market areas: specialty chemicals, lubricants, car care, and image. Within each of these sectors, APG seeks out those products that have high product profitability, premium quality, and market leadership in their respective markets. Potential acquisition candidates must have superior product quality and brand leadership in their respective markets.

         Each of the four core market targets has high product margins and benefits from either (1) its premium product positioning or (2) the unique product attributes for specific applications where efficacy and application are the primary determinants to the purchasing decision. Premium product positioning is most commonly associated within the lubricants, car care, and image target markets. Product efficacy and suitability to the applications define specialty chemicals. Within the specialty chemicals market segment some products are unique in the marketplace and enjoy a special pricing dynamic.

         The President of the Royal Purple Motor Oil subsidiary has had an extensive career in the motor oil and chemicals industry. Other management and most of the Board members also are experienced in various aspects of the high-performance automotive industry, including operations, sales, marketing, sponsorship, and finance.

         APG is the parent of Royal Purple Motor Oil, Inc. ("Royal Purple Motor Oil" or "RPMO") which markets and retails exclusively a line of high performance synthetic lubricants under the Royal Purple(TM) brand name ("Royal Purple"). Royal Purple is the major product line and primary operating subsidiary of APG.

         APG is the parent of Klein Engines and Competition Components, Inc. ("Klein Engines" or "Klein"), a manufacturer of high performance engines and components for motor sports and specialty applications.

         APG has interests through its wholly owned subsidiary Automotive Specialty Chemicals Group, Inc. ("ASCG") (formerly International Motor Sports Group, Inc. or "IMSG") in racing teams that operate in major racing platforms in the United States. These racing teams are used as high-profile platforms to market the Royal Purple Motor Oil product line and also have sponsorships by various major United States Companies. Teams and team interests include a 50% ownership stake in Scandia Bodine Racing, LLC ("Scandia Bodine"), a racing team that competes in the National Association for Stock Car Auto Racing ("NASCAR") Winston Cup series; a 50% ownership in Cristen Powell Enterprises, LLC and in Jimmy Kite Enterprises, LLC, companies of a prominent NHRA drag racer and a well-received IRL driver, respectively. APG also operates and maintains Team Scandia ("Scandia"), an award-winning motor sports race team that has competed in the Indianapolis Racing League ("IRL") and the National Hot Rod Association's ("NHRA") Top Fuel series during the last two years. The support requirement to operate racing teams in the individual Championships is substantial. Each Team has anywhere from 3 to 12 cars, and there are, in addition, six 48-foot tractor-trailers utilized for mechanical and logistic support.

         APG also has a wholly owned subsidiary D3 Design Works, Inc. ("D3"). Located in Issaquah, Washington, D3 is a full service design agency that integrates cutting edge technology and professional marketing support into the overall design process. As an "in-house agency" D3 primarily offers the following services to all APG properties: (i) design and production of marketing collateral, proposals and presentations, (ii) website design, maintenance and hosting, (iii) e-commerce solutions, (iv) email configuration and hosting and general technical communications support.

         APG was incorporated in Delaware in March 1998. The Company's principal operations are located at 1207 N. Miller Road, Tempe, Arizona 85281. Its telephone number is (602) 449-3125.

                                  RISK FACTORS

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES

         The Company was incorporated in March 1998. Accordingly, the Company has a limited operating history upon which investors may evaluate its business and prospects. The Company, together with its predecessors, have incurred significant losses and as of September 30, 1998, the Company had an accumulated deficit of approximately $33.2 million. The Company intends to expend significant financial and management resources on the development of additional services, sales and marketing, technology and operations to support larger-scale operations and greater service offerings. As a result, the Company expects to incur additional losses and continued negative cash flow from operations until at least the third quarter of 1999, and such losses are anticipated to increase significantly from current levels. There can be no assurance that the Company's sales will increase or even continue at their current level or that the Company will achieve or maintain profitability or generate cash from operations in future periods.

         The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. To address these risks, among other things, the Company must:

- maintain existing and develop new relationships in the automotive and specialty chemical industries;

-        implement and successfully execute its business and marketing strategy;

-        continue to develop and upgrade its products;

-        provide superior customer service and order fulfillment;

-        respond to competitive developments; and

-        attract, retain and motivate qualified personnel.

         There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

         The Company requires substantial working capital to fund its business. The Company has experienced negative cash flow from operations since inception and expects to continue to experience significant negative cash flow from operations for the foreseeable future. The Company's capital requirements depend on several factors, including the rate of market acceptance, the ability to expand the Company's client base, the level of expansion of sales and marketing and other factors. If capital requirements vary materially from those currently planned, the Company may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Series A Preferred Shares. There can be no assurance that additional financing will be available when needed on terms favorable to the Company or at all. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to develop or enhance its services, take advantage of future opportunities or respond to competitive pressures, which could have a material adverse effect on the Company's business, financial condition or operating results.

DEPENDENCE ON SUPPLIER

         The Company's primary business and product line is currently purchased from a single source. At present, single-sourced components include motor oil and lubricants. Any interruption in the supply of any of these components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time, could result in higher prices for the Company's products and could have a material adverse effect upon the Company's business, operating results and financial condition. Qualifying additional suppliers is time consuming and expensive. The Company has in the past experienced shortages of available motor oil and lubricants. There can be no assurance that such shortages will not occur in the future, and any such occurrence could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Current Activities."

PRODUCT LIABILITY RISK

         Certain of the Company's products, particularly its high performance engines and certain of its specialty chemicals, are intended to improve automotive performance, sometimes in extreme or severe conditions. As a result they are subject to stresses which may increase the product liability risks of the Company. Purchasers of the Company's products rely on the integrity and durability of such products. However, there can be no assurance that the Company's products will provide the intended protection or functionality. Although the Company has not been subject to any significant product liability claims to date, there can be no assurance that the Company will not incur liabilities for product liability claims in the future that could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION

         The high-performance automotive and specialty chemicals industries are intensely competitive, and the Company expects competition to increase in the future. These industries are characterized by frequent introductions of new or enhanced products, price competition, continued emergence of new industry standards, and regulatory developments.

         Many of the Company's current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than the Company. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. Competitors with a larger customer base may have a competitive advantage over the Company when selling similar products to such customers. Although Management believes the Company is competitive on product quality, many of the Company's competitors, including national and regional automotive after-market manufacturers as well as foreign manufacturers, have greater financial, production, distribution and marketing resources than the Company. The Company's Royal Purple synthetic motor oil requires extensive marketing, and faces intense marketing efforts by competitors that have far greater financial resources. See "Business Competition."

RISKS ASSOCIATED WITH ACQUISITIONS BY THE COMPANY

         As part of its growth strategy, the Company intends to pursue the acquisition of other companies that either complement or expand its existing business. The Company is continually evaluating potential acquisition opportunities, which may be material in size and scope. Acquisitions involve a number of risks and difficulties, including:

-        the expansion into new markets and business areas;

- the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies;

- the integration of the acquired companies' management information systems with those of the Company;

- potential adverse short-term effects on the Company's operating results;

-        the amortization of acquired intangible assets; and

-        the need to present a unified corporate image.

         In addition, acquisitions could result in the need to expend substantial amounts of cash. There can be no assurance that the Company will be successful in identifying acquisition candidates, that the Company will have adequate resources to consummate any acquisition, that any acquisition by the Company will or will not occur, that if any acquisition does occur it will not have a material adverse effect on the Company's business and results of operations or that any such acquisition will be successful in enhancing the Company's business.

COMPLIANCE WITH REGULATIONS AND EVOLVING INDUSTRY STANDARDS

         The market for the Company's products is characterized by the need to meet a significant number of hazardous waste disposal regulations and standards, some of which are evolving. The Company's products must comply with various regulations defined by Federal and in some cases, state environmental protection agencies. The failure of the Company's products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of the Company's products which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, government regulatory policies are likely to continue to have a major impact on the pricing of existing as well as new products and therefore are expected to affect demand for such products.

LIMITED PUBLIC MARKET; POSSIBILITY VOLATILITY OF SHARE PRICE

         There is presently only a limited market for APG's Common Stock and there can be no assurance that a broader market will develop. The investment community could show little or no interest in APG in the future. As a result, persons receiving APG securities may have difficulty in reselling such securities should they desire to do so. The Company intends to apply for the listing on the American Stock Exchange. However, there can be no assurance that a listing on the American Stock Exchange will be obtained, or if it is obtained, that such listing will be maintained.

DEPENDENCE ON KEY PERSONNEL

         The Company's future success will depend to a significant degree upon the continued contributions of its key management. In particular, the Company believes that its future success is highly dependent on the following individuals:

-        Dean Willard, Chairman of the Board of Directors and Chief Executive
         Officer;

-        James Dunn, Chief Operating Officer and Director;

- James Martin, the President and Chief Operating Officer of Royal Purple Motor Oil and Director; and

-        Andrew Evans, President of Team Scandia and Director.

         The Company does not have employment contracts with, and does not currently maintain key man life insurance covering, its key personnel. Management of the Company is dependent to a great degree upon the services of Dean Willard for over-all administration and financial management as well as the management and growth of the specialty chemicals business, James Dunn for operations and marketing of Royal Purple products, and James Martin for management of Royal Purple Motor Oil. The loss of the services of one of them could have an adverse effect on the affairs of the Company. See "Business -- Employees" and "Management -- Executive Officers and Directors."


         The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, sales and marketing, finance and manufacturing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS

         The Company's executive officers, directors and affiliated entities together beneficially own a majority of the voting control of the Company's capital stock. As a result, these stockholders, acting together, will be able to influence significantly and control most matters requiring approval by the Company's stockholders, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

         The Company's Board of Directors has the authority to issue up to 13,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the Investors will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Any such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company and may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may affect adversely the market price of and the voting and other rights of the holders of the Common Stock.

         In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. These provisions, and other provisions of the Certificate of Incorporation, the Company's Bylaws and Delaware corporate law, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                                 DIVIDEND POLICY

         The Company has not declared or paid cash dividends on its stock since inception. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.


                            COMMON STOCK PRICE RANGE

         The Company's Common Stock has traded publicly on the Nasdaq OTC Bulletin Board under the symbol RACG. The following table sets forth the high and low closing bid information for the Company's Common Stock during the calendar periods indicated.


                                                        HIGH      LOW
                                                       ------   ------
Year ended December 31, 1997
   First quarter.....................................  $47.50   $35.00
   Second quarter....................................   50.00    32.50
   Third quarter.....................................   38.75    10.00
   Fourth quarter....................................   32.50     7.50
Year ending December 31, 1998
   First quarter.....................................   18.75     5.00
   Second quarter....................................   18.75     2.50
   Third quarter.....................................    5.00     1.50
   Fourth quarter (through November 30, 1998)........    5.00     1.50

         Such quotations reflect inter-dealer bids, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

         On November 30, 1998, the reported last sale price of the Company's Common Stock was $3.00 per share. As of September 30, 1998, there were approximately 500 holders of record of the Company's Common Stock.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         This Management's Discussion and Analysis of Financial condition and results of Operations contains forward-looking statements that involve risks and uncertainties. All forward-looking statements are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth below. This Analysis should be read in conjunction with the consolidated financial statements and related notes contained herein.

OVERVIEW

         Automotive Performance Group, Inc. ("APG", "the Company") was formed to be the parent company for several high-performance automotive and specialty chemical related operating subsidiaries. APG acquired operating subsidiaries IMSG (now ASCG), Royal Purple Motor Oil and Klein Engines through a series of mergers in April of 1998. The objective of the Company is to develop and successfully market a broad spectrum of integrated mutually supportive brands of products and services for the high-performance automotive and specialty chemicals industries.

         Royal Purple Motor Oil ("Royal Purple")

         Royal Purple markets and retails exclusively a line of high performance synthetic lubricants under the "Royal Purple" brand name. These products have been received enthusiastically in retail markets as well as in the high performance motor racing arena. Royal Purple has established a relationship with NAPA Auto Parts whereby NAPA has become the primary retail outlet for the Royal Purple product line. Royal Purple sales through NAPA have increased significantly in 1998 as compared to 1997. Future increases are expected to require significantly increasing working capital to support inventory requirements and may strain our supplier's current production capacity.

         It is estimated that the total motor oil market is approximately $4 billion in the United States, of which $800 million is estimated to be synthetic sales. The synthetic oil market is believed to be dominated by two brands, Mobil and Castrol, which control approximately 52% and 42% of the market, respectively. Currently, Royal Purple controls less than 1% of the synthetic lubricant market.

         Team Scandia

         Team Scandia has interests in racing teams that operate in major racing platforms in the United States. These racing teams are used as high-profile platforms to market the Royal Purple Motor Oil product line and obtain sponsorship from major corporations. Teams and team interests include a 50% ownership stake in Scandia Bodine Racing, LLC, a racing team that competes in the National Association for Stock Car Auto Racing ("NASCAR") Winston Cup series; a 50% ownership in Cristen Powell Enterprises, LLC, and in Jimmy Kite Enterprises, LLC, companies of a prominent National Hot Rod Association ("NHRA") drag racer and well-received Indianapolis Racing League ("IRL") driver, respectively.

         Team Scandia is an award winning motor sports race team that has competed in the IRL and NHRA Top Fuel series during the last two years. The support requirement to operate racing teams in the individual Championships is substantial.

         During 1998, Team Scandia received sponsorship from Reebok of approximately $1 million. At this time, it is unclear whether Reebok will continue to sponsor Team Scandia in 1999. Although the Company is hopeful that sponsorship can be obtained, Team Scandia will not participate in racing events without such sponsorship. Team Scandia will continue to provide services to other teams.

         Klein Engines and Competition Components, Inc. ("Klein Engines")

         Klein Engines manufactures high performance engines and components for use in the Indianapolis Racing League ("INDY"), American Sprint Car Series, and World of Outlaws sprint cars. The INDY engine market is dominated by Roush (controlling approximately 40% of the market share), Brayton, and Comptech (each controlling approximately 15% of the market). Klein Engines is one of the newest companies to manufacture and refurbish INDY racing engines, and currently controls less than 1% of the market.

         The high quality of Klein engines is one of the key elements for future sales growth. During 1998, one IRL team contracted with Klein Engines for engines and services. It is anticipated that at least one, and possibly two, additional IRL teams will contract with Klein Engines for the 1999 race season.

         Klein engines currently contracts to provide engines and or services to three Sprint teams.

         D3 Design Works, Inc. ("D3")

         Located in Issaquah, Washington, D3 is a full service design agency that integrates cutting edge technology and professional marketing support into the overall design process. D3 primarily functions as an "in-house" agency, offering the following services to all of the Company's subsidiaries: design and production of marketing proposals and presentations; website design, maintenance and hosting; email configuration and hosting, and general technical communications support.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

         For the nine months ended September 30, 1998, the Company reported sales of $5.5 million and net losses of $10.6 million. Percentage of sales and net loss by subsidiary for this period are as follows:


                                                            Percentage of     Percentage of
                       Subsidiary                         Consolidated Sales    Net Loss
--------------------------------------------------------  ------------------  -------------
Royal Purple............................................         21%               21%
Team Scandia............................................         42%               34%
Klein Engines...........................................         36%               19%
D3 Design Works.........................................          1%
APG/Corporate...........................................                           26%
                                                                ---               ---
                                                                100%              100%
                                                                ===               ===

         Professional expenses of approximately $2 million were incurred during the nine months ended September 30, 1998, as compared with professional expenses of $1.6 million during the same period in 1997. The 1998 professional expenses primarily related to legal and accounting fees for services rendered in connection with the filing of Form 10 (which allowed the company to become a fully reporting company with the SEC), subsequent Form 10-QSB and Form 8-Ks, merger and acquisition activities, outstanding litigation, and audit services performed for the Company and subsidiaries.

         For the nine months ended September 30, 1998 and 1997, the Company recorded a loss from discontinued operations for discontinued venue and race sanctioning divisions of $345,000 and $4.5 million, respectively.

         A $290,000 extraordinary gain was recorded in the nine months ended September 30, 1998. This gain represents forgiveness of a note payable to an affiliate of the Company. There was no such gain for the comparable period in 1997.

         Team Scandia

         Team Scandia qualified two Royal Purple Motor Oil sponsored IRL cars for the Indy 500 in 1998. This aggressive program contributed substantially to the operating losses for 1998. Estimated costs associated with this effort were $3 million.

         Race team asset sales have funded a reduction in trade payables and equipment debt, and have contributed to the daily operating cash needs of Team Scandia. It is expected that additional asset sales will continue at the current rate at least during the fourth quarter of 1998.

         Headcount at Team Scandia has been reduced from 40 personnel at December 31, 1997, to 20 at September 30, 1998. Further headcount reductions are anticipated during the fourth quarter. Optimal headcount for Team Scandia is anticipated to be 12.

         Klein Engines

         During the first nine months in 1998, Klein Engines evaluated the profitability of its product lines. As a result of this evaluation, the Company has focused its manufacturing efforts on IRL and Outlaw Sprint Cars, and inventory write downs of approximately $1 million were realized as inventory for other engine product lines became obsolete.

         Headcount reduction from 25 at December 31, 1997 to 10 at September 30, 1998, resulted in higher severance costs during 1998, but will contribute to future profitability.

PRO FORMA RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

         The Company has produced a pro-forma statement of operations that consolidates the operations of Klein and IMSG for the twelve months ended December 31, 1997, to show how they would have operated as a merged company in 1997. Many of the operations responsible for these losses have been discontinued. In 1997, the Company sold wholly owned subsidiaries which were responsible for $5,552,403 of the operating losses in 1997. The operating loss includes a gain on the disposal of an asset of $1,582,832 and losses from the disposal of assets of $1,875,120.

         Race Team Operations

         Team Scandia qualified six cars for the Indy 500 in 1997, which the Company believes was much too aggressive for any one company's ability to attract sponsors and manage itself efficiently. This aggressive program contributed substantially to the operating losses of the Company in 1997. At the present time, Team Scandia is only campaigning one Indy car racing team.

         High Performance Engines / Speciality Engine Components

         Klein Engines and Competition Components, Inc., incurred an extraordinarily high increase in operating expenses due to the acquisition of real estate, the introduction of new products, and additions to payroll associated with the company's preparation to become a fully reporting public company. The Company also incurred unusual non-recurring professional fees of approximately $100,000 associated with the merger and filing its Form-10SB, which has brought the Company into full reporting status with the Securities and Exchange Commission. Payroll has since been reduced by approximately $10,000 per month and the pending sale of some of the real estate acquired in 1997 will reduce cash requirements by approximately $5,000 per month.

         High Performance Synthetic Lubricants

         In 1997, the Company acquired worldwide, exclusive rights to market and retail a variety of high-performance synthetic lubricants developed by Royal Purple, Inc. These products have been received enthusiastically in the industrial market and high performance motor racing arena. While the Company continues to believe that the products have great promise, they have yet to contribute profitably and Royal Purple Motor Oil is expected to continue operating at a loss until a new marketing plan is in place and the products establish a significant market share.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's ability to mobilize cash, or liquidity, comes from a number of sources both internally, primarily asset sales and capital lease financing, and externally, through private placement of preferred stock and financing agreements with lending institutions.

         The Company experienced negative cash flow from operations of $7.2 million for the nine months ended September 30, 1998, compared with $8 million used in operating activities for the same period in 1997. The 1998 negative cash flow resulted primarily from the net loss for the period, partially offset by noncash depreciation, amortization, losses from affiliates, and write down of impaired goodwill. Additionally, accounts payable increased approximately $700,000.

         Capital expenditures during the nine months ended September 30, 1998, were approximately $100,000. During the fourth quarter of 1998, new accounting software and a network server will be purchased and installed. Capital expenditures relating to this project are expected to be approximately $70,000. No further material capital expenditures are expected.

         The Company anticipates that its computer software applications will be compatible with the year 2000. The Company is dependent, however, on numerous vendors and customers, which may incur disruptions as a result of year 2000 software issues. No assurance can be given that the Company's results of operations will not be impacted by this issue.

         Team Scandia and Klein Engines have not been able to make timely payments to their trade and other creditors from time to time. As of September 30, 1998, Team Scandia and Klein Engines had past due payables of approximately $930,000 and $515,000, respectively. The company is currently seeking sources of working capital financing sufficient to fund delinquent balances and meet ongoing trade obligations (including asset sales and private placements, as discussed below).

         During the nine months ended September 30, 1998, approximately $2 million in assets have been sold to meet operating needs of the Company, at a gain of approximately $90,000. These asset sales have been primarily accomplished in Team Scandia and Klein Engines. Team Scandia sold racing assets with a $900,000 net book value, and realized a gain of $275,000. Klein Engines sold property with a net book value of $840,000, and realized a loss of $180,000. The Company is currently evaluating the sale and leaseback of the remaining real property held by Klein Engines. Net book value at September 30, 1998 for this real property was approximately $1.86 million.

         In May 1998, the Company obtained two $500,000 credit facilities, which are guaranteed by a member of the Board of Directors. As of September 30, 1998, there was $60,000 remaining credit available on these facilities. One of the $500,000 credit facilities matured on October 30, 1998. The Company is currently in negotiations with the bank to extend the facility due date; however, the bank could demand payment on the facility.

         In November 1998, the Company obtained a $1 million revolving credit facility, which is guaranteed by a member of the Board of Directors. The proceeds from this line will be used in the Company's acquisition activities, and for general corporate purposes. Additionally, the same party guaranteed a $720,000 equipment loan, which originally matured in October 1998. The balance is to be paid in 18 monthly installments beginning December 1998.

         During the third quarter of 1998, the Company completed a $3.3 million private placement of Series A Preferred stock priced at $2.00 per share. The offering commenced in the second quarter of 1998, and $1 million was received prior to June 30, 1998. The net proceeds to the Company of approximately $3 million were used primarily for operations, Royal Purple inventory purchases, settlement of Klein Engines and Team Scandia accounts payable, outstanding debt reduction, and legal settlements.

         The Company is currently marketing a second private placement of Series A Preferred Stock, which is priced at $2.50 per share. The net proceeds from the sale of the 4,000,000 shares are estimated to be approximately $8.9 million. The Company expects to use the net proceeds of the offering for working capital, to finance the growth in sales of Royal Purple, general corporate purposes, as well as for future acquisitions. The Series A Preferred Stock will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold until registered under the Securities Act, or unless sold under an exemption from registration requirements.

POTENTIAL MERGERS AND ACQUISITIONS

         Subsequent to September 30, 1998, the Company has entered into letters of intent to acquire the following companies: Advanced Chemistry & Technology, Inc., Products for People, Inc., The Wax Shop, Inc., Boyd's Wheels, Inc., Hot Rods by Boyd, and Westland Associates, Inc. These companies fall within the Company's acquisition strategy, which is focused on four market areas: specialty chemicals, lubricants, car care products, and automotive image products.

         The letters of intent are non-binding and there can be no assurance that the Company will enter definitive agreements with the aforementioned parties or that any of these potential acquisitions will ultimately be consummated.

RELATED PARTY TRANSACTIONS

         Significant related party transactions have been eliminated in consolidation. Additionally, certain property leased by the Company for $20,000 per month is owned by a member of the Board of Directors. The lease for this facility expires in December 1998. It is uncertain at this time if the lease will be renewed.

         As discussed above, a member of the Board of Directors has provided certain financial guarantees for the Company. As consideration for these financial guarantees, 272,000 warrants to purchase common stock of the Company were issued at an exercise price of $.01 per share.

SEASONALITY

         Many of the Company's products are tied to the racing industry. The season for the racing circuits primarily runs from January through October. Revenues realized in the first, second, and third quarters tend to be higher than revenues in the fourth quarter.

FORWARD-LOOKING STATEMENTS

         Matters discussed herein contain forward-looking statements. The Company's actual results may differ significantly from results indicated by forward-looking statements. Factors that might cause some differences include, but are not limited to, changes in the public's interest in racing, and shifts in leisure time pursuit preferences; changes in government regulations affecting racing, sponsors, customers, the Company, or its subsidiaries; risks generally involved in the high performance automotive business including, but not limited to, product liability risk as a result of high performance engines and certain specialty chemicals which are intended to improve automotive performance, sometimes in extreme or severe conditions; the ability of the Company to continue to produce quality products at competitive prices in markets which are historically intensely competitive; the ability of the Company's supplier of Royal Purple Motor Oil to continue to meet increasing demand; the ability of the Company to attract new teams to contract with Klein Engines; the Company's ability to obtain sponsorship for Team Scandia; the Company's ability to raise sufficient debt and equity capital to meet increased operating and acquisition requirements; the Company's ability to recruit and retain key personnel; unfavorable results in litigation which the Company is currently involved in, or may become subject to; the ability to effectively integrate the personnel and operations of acquired companies; compliance with hazardous waste disposal regulations and standards; and the Company's history of operating losses and limited operating history.

                                    BUSINESS

         APG was formed to integrate two product-related high-performance automotive companies, Klein Engines and Royal Purple Motor Oil, together with high-profile promotional platforms such as racing teams to market high-performance products in the premium automotive and specialty chemical sectors. The immediate primary product application is Royal Purple Motor Oil, a premium synthetic motor oil; this product is believed by Management to have substantial profit potential for the Company due to its premium performance, high margin on sales, and a wide growing market. Additional engine chemicals, lubricants, and performance products are expected to add similarly high, or higher, profit margins to the Company's net income. Royal Purple and future specialty chemical products are likely to share many similar attributes. For example, sales of Royal Purple's synthetic motor oil have risen sharply from 1997 to 1998. Klein Engines is a recognized quality name in the premium engine development industry and is expected to provide name recognition and product testing for APG. The Racing Teams, while not a profit center, will be coordinated by the D3 Design Works communications and marketing subsidiary to profile the primary product segments through APG. APG's endeavors focus on the development of premium brands in the high-performance automotive and specialty chemicals industries. Thus, APG intends to use a selective "targeted" products and marketing approach powered by its high-profile racing platform.

         APG management intends to utilize the benefits of this targeted approach to the high-performance automotive industry and its primary components, including lubricants, specialty chemicals, and car care, as an attraction to acquire other high-performance automotive applications, products, and specialty chemicals companies with the ultimate goal of assembling an integrated group of related high-performance, premium product companies. To achieve this objective, Management has developed a working relationship with additional professional companies to supply expertise and advice. APG has secured an investment bank, Wasserstein Perella & Co. ("Wasserstein Perella"), which will help develop the strategy and provide the funding that will be required for additional acquisitions in the high-performance automotive aftermarket and specialty chemicals industries. APG has entered into letters of intent with four companies (one in each core segment: specialty chemicals, lubricants, car care, and image) in which it has an interest and is engaged in preliminary discussions with respect to a possible acquisition or other transaction with each of these companies.

CURRENT ACTIVITIES

         High Performance Synthetic Lubricants

         In April, 1997, prior to its acquisition by APG, IMSG through its wholly owned subsidiary, RPMO, obtained indefinite duration worldwide, exclusive rights to market and sell a variety of high-performance synthetic lubricants developed by Royal Purple, Inc. ("Supply Agreement"). Royal Purple, Inc. retains under the Supply Agreement an exclusive right to supply the lubricants, production being on a best efforts basis. Royal Purple, Inc., was founded in 1985 by John and Jody Williams, father and son, with over 50 years of aggregate experience developing and marketing specialty lubricants. Royal Purple lubricants are formulated using select synthetic molecules and a proprietary system of additives. This proprietary formula produces superior performance relative to both currently available synthetic products as well as standard mineral oils. The entire Royal Purple merchandise line now totals 23 separate products, ranging from synthetic motor oils to automatic transmission fluid.

         Royal Purple synthetic lubricants have achieved brand name recognition and credibility in the industrial market and more recently in the high-performance motor racing arena. Royal Purple's "word of mouth" reputation in the racing world was the basis of the Company's interest in Royal Purple. Royal Purple's synthetic racing oils are currently in use by top competitors in NASCAR, CART, IRL, NHRA and Sports Car.

         Royal Purple has established a relationship with NAPA Auto Parts whereby NAPA Auto Parts has become the primary retail outlet for the Royal Purple Product Line and is an associate sponsor of Team Scandia's NHRA Top Racing Fuel Team.

         Royal Purple sales through NAPA Auto Parts have undergone a significant increase in 1998 over 1997. These increases are expected to require significantly increased working capital to support inventory requirements and may strain current production capacity.

         Management believes that the RPMO agreement provides APG, through RPMO, with a low-risk opportunity to introduce a fully-developed, proven, high-performance line of synthetic lubricants to consumers. The structure of the agreement with Royal Purple, Inc. limits the Company's financial risk associated with this project to the amount of capital it invests into the Royal Purple Motor Oil project.

         Properties and Branded Products

         APG believes that there are many attractive business opportunities associated with professional motorsports, including the areas of celebrity management (drivers), automotive products, apparel and other consumer goods. All of these activities are currently located under APG's ASCG subsidiary. To capitalize on these opportunities, ASCG formed business units for the purpose of acquiring products or the marketing rights to products or personalities, that can be promoted through its growing portfolio of high-performance automotive properties. The first initiatives in this area were Cristen Powell Enterprises, Jimmy Kite Enterprises, Royal Purple Motor Oil and development of "branded" Team Scandia and platform merchandise.

         Cristen Powell Enterprises, LLC. Cristen Powell is a nineteen year old native of Portland, Oregon. Powell attracted attention when she attended Frank Hawley's drag racing school on her sixteenth birthday. She debuted in competition in the NHRA Super Comp division in 1995 and later moved up to the Alcohol Dragster category. In 1996 she participated in over 30 events, qualifying at 12 national events, setting 6 track records and qualifying in first place 4 times. In the process, she set a national alcohol dragster elapsed time record with a 5.44 second run. In 1997, Powell made the jump to the Top Fuel division and drew more attention when she became the youngest woman, and the second youngest person, to win a national championship event when she captured the Mopar Parts Nationals at Englishtown, New Jersey, on May 19th, 1997. On August 1, 1998 Powell became the "quickest" woman in the world with an elapsed time of 4.59 seconds. She has also passed the 300-mile per hour barrier several times. ASCG owns 50% of the marketing rights to Cristen Powell Enterprises and actively markets her name and celebrity.

         Jimmy Kite Enterprises, LLC. Jimmy Kite is a twenty-two year old native of Stockbridge, Georgia. Kite has driven professionally since age eight and had planned to run both midget and USAC Silver Crown series in 1997. However, a surprise victory in the Copper World Classic Silver Crown race in Phoenix in February propelled him to an opportunity to drive in the IRL for Team Scandia. In four events, Kite consistently ran with the race leaders in qualifying and practice, led his second race (Charlotte) for 11 laps and finished a season best sixth on October 11th in the Las Vegas 500K. ASCG owns 50% of the marketing rights to Jimmy Kite Enterprises. In the 1998 INDY 500, Jimmy Kite qualified as the fastest rookie and the fastest second-day over-all qualifier. He finished 1lth in the 1998 INDY 500 Race.

         Race Team Operation

         Through its control of Team Scandia and its interest in Scandia Bodine Racing, LLC, APG participates as a competitor in several high profile race series including: NASCAR's Winston Cup Series, the Indianapolis Racing League and the National Hot Rod Association's Top Fuel Series. APG plans to utilize its participation in these race series as part of the "selling" and the generation of proprietary investment opportunities such as Klein Engines and marketing rights to Royal Purple Motor Oil. Like many team owners, Team Scandia takes advantage of the hospitality surrounding events to market itself to potential sponsors for all of its lines of business and to generate economically attractive investment opportunities for APG. Team Scandia has been an unprofitable operation historically but has served as an important platform in 1998 as a promotional vehicle for the Royal Purple Motor Oil which is prominently featured on Team Scandia's IRL cars.

         Team Scandia. In June, 1997, IMSG acquired the operations of Team Scandia, Inc. Team Scandia competes in both the IRL (Indy Car) and NHRA (Top Fuel Dragster) race series. Team Scandia is headquartered in Indianapolis, Indiana and has had 40 employees until recently when it scaled back to 20 employees in an effort to break-even by the end of 1998.

         Team Scandia qualified a record seven cars for the 1996 Indy 500 and six cars for the 1997 race. Team Scandia's primary IRL driver is Jimmy Kite, a 22 year old native of Stockridge, Georgia, who moved up to the IRL from midgets and Silver Crown cars in 1997. Team Scandia competed in the INDY 500 in 1998 with two Royal Purple Race cars, one of which driven by Jimmy Kite who finished 11th.

         Team Scandia fields one entrant in the NHRA's Top Fuel Dragster series. The car is driven by nineteen year-old Cristen Powell and is sponsored by Reebok, Sequent Computer Systems, Inc., Royal Purple Motor Oil, and NAPA Auto Parts.

         Scandia Bodine Racing, LLC. In October, 1997, IMSG acquired a 50% interest in Scandia Bodine Racing, LLC ("Scandia Bodine"). Scandia Bodine was formed to purchase the assets of BDR Motorsports which was a participant in NASCAR's Winston Cup Series. With its driver, Brett Bodine, and the familiar #11 car, Scandia Bodine is a respected competitor on the circuit and Brett Bodine currently ranks in the top thirty amongst drivers in the 1998 Winston Cup standings.

         Brett Bodine is a native of Chemung, New York and has been driving in NASCAR's Winston Cup series since making his debut in 1986. His first Winston Cup victory came in his 80th start at North Wilkesboro in 1990. During the 1997 season, Bodine had 27 starts with two top-ten finishes and a top qualifying effort of third.

         The Company has invested more than $1.5 million into Scandia Bodine. After receiving a preferential return of its initial $1.5 million investment, APG is entitled to receive 50% of any distributions made by Scandia Bodine. It cannot be determined at this time whether any market exists for the APG interest in Scandia Bodine, or if so what valuation would be placed thereon. Andrew L. Evans, president of Team Scandia, is the Manager of Scandia Bodine. Brett Bodine is the president of Scandia Bodine. Although fully sponsored, Bodine has not as yet provided any dividends or revenues to APG and is not expected to be a profit center. APG intends to use its contacts and marketing skill to attract sponsorship for the Scandia Bodine #11 car that will be sufficient to enable the team to contend to win each race it enters and to operate at break-even or a modest profit.

         As Bodine is not anticipated to be a profit center, APG's strategy is to utilize its NASCAR prominence to promote APG products and services and generate non-race related revenues.

         Scandia Bodine has 20 employees and has its base of operations in Mooresville, North Carolina where they operate from a 15,000 square foot shop owned by Scandia Bodine.

         High Performance Engines and Specialty Engine Components

         Klein Engines has been dedicated to the design, development, manufacture, assembly, sale and reconditioning of a wide variety of high-performance engines and specialty components for high-performance engines. Klein has marketed its engines primarily to entities engaged in automotive and marine racing activities. Klein currently supplies racing engines for the Indianapolis Racing League ("INDY"), American Sprint Car Series, and World of Outlaws sprint cars. In the past, Klein Engines also supplied engines for the National Hot Rod Association drag racing, United States Automobile Club midget cars, and others.

         Klein Engines operations are now being scaled back to focus on high performance "signature" INDY engines and other higher-margin engine projects. The recent employee cutbacks are significant; in fact, Klein Engines is now a 10 person, specialty car engine developer.

MOTORSPORTS OVERVIEW

         The motor sports industry is undergoing a period of rapid growth in popularity. Attendance at events such as NASCAR Winston Cup, NASCAR Busch Grand National, NASCAR Craftsman truck series, and Championship Auto Racing Teams, Inc. ("CART"), Indianapolis Racing League and National Hot Rod Association races, increased 11.0% in 1997 versus 1996. Overall motorsports attendance has shown strong growth over the five years, 1993 to 1997. According to figures released by Goodyear, total attendance at NASCAR Winston Cup events in 1997 was approximately 6,000,000 admissions, total IRL attendance was 1,347,000 admissions, and total NHRA admissions 2,168,000. Thus, in all platforms in which APG teams have a presence, there were estimated about 9,000,000 admissions. Management believes that the television audience is substantially larger than the race admissions.

         The large number of attendees at race events and television viewers are believed by the Company to be a prime market for promotion of Company owned high-performance automotive products and services.

         The major segments of the motorsports industry in North America are as follows:

         Stock Car Racing. Stock car races, held on high-speed ovals and road courses, are sanctioned by NASCAR, ARCA and others. NASCAR has contributed greatly to the growth in popularity of motor sports racing in general and stock car racing in particular. The Company does not currently promote or have any association with NASCAR or ARCA sanctioned events. However, Scandia Bodine currently competes in NASCAR's Winston Cup series.

         Indy Car Racing. "Indy Cars" are open-wheeled cars that take their name from the Indianapolis Motor Speedway, site of the "Indianapolis 500." Indy car racing is sanctioned by two associations: the Indy Racing League which oversees the Indianapolis 500 and the other races comprising the INDY Racing League ("IRL"), and Championship Auto Racing Teams, Inc., which oversees Champ Car races. APG does not currently promote, or have plans to promote, Indy car races.

         Drag Racing. Drag racing events, including Top Fuel dragsters, "Funny Cars," Pro Stock Cars and Motorcycles, are sanctioned in the United States by the NHRA and the International Hot Rod Association ("IHRA"). APG does not currently promote drag car races. However, Team Scandia fields a team in the NHRA's Top Fuel dragster series.

         Motor sports races are generally heavily promoted annual events, with a number of supporting events surrounding the main race event. Other events include the running of one or more support races, qualifying sessions, practice sessions, parades, autograph sessions and other related events, all of which are designed to maximize the spectators' entertainment experience. The primary participants in the business of motor sports, other than the sanctioning bodies discussed above, are the spectators, the sponsors, the track owners, the drivers, the team owners and the vendors of officially licensed merchandise.

         A majority of drivers contract independently with team owners while select drivers own their teams. Drivers receive income from contracts with team owners, sponsorship fees and prize money. Successful drivers on the NASCAR circuit may also generate income from personal endorsements and souvenir sales. The public personae of the drivers in any race series are important assets to the sanctioning bodies, team owners and race promoters as they help generate fan interest and ticket sales, sponsorship and merchandise sales.

         The growing popularity of motor sports events, combined with the demographics of the spectators, is conducive to revenue growth for vendors of racing-related merchandise and souvenirs. For example, sales of apparel, souvenirs and collectibles licensed by NASCAR and NASCAR drivers climbed from approximately $60 million in 1990 to about $1 billion in 1997. The Company hopes to transfer the enthusiasm of followers of racing events to Company products promoted by the racing teams.

PROPOSED BUSINESS OPERATIONS

         General

         The Company plans on a three-pronged strategy for its future activities. The first of these strategies is integration of current diverse Company operations to provide common marketing, administration and support. Optimization of common assets by various entities to eliminate redundancies is the second prong. Integration and optimization is well underway between Klein Engines and Royal Purple; Team Scandia will be integrated and optimized shortly. The third strategy involves Targeted Cross Marketing with crossover brand identification such as use of racing teams to promote Royal Purple Motor Oil, and high-performance brand licensing for Company products and services. Future acquisitions will be evaluated by these criteria to assure maximum utilization of newly acquired assets.

         ROYAL PURPLE MOTOR OIL

         The Product

         Royal Purple Motor Oil is a synthetic lubricant, produced by a proprietary process developed by Royal Purple, Inc. The product is believed to have superior usable life and improved viscosity with respect to regular motor oil and other synthetic products. RPMO believes that Royal Purple lubricants contain the following twelve qualities: maximum film strength; high temperature stability; low friction coefficient; rapid water separation; environmentally safe; rust corrosion protection; vibration reduction; longer drain intervals; energy efficiency; low temperature fluidity; solvency, resulting in cleaner equipment, and substantial wear reduction. RPMO management maintains that its product performs particularly well in three areas, compared to its competition: oxidation stability (reduces corrosion), superior film strength (permits higher engine pressure), and friction reduction (improves fuel economy).

         Royal Purple is "API Warranty Approved," which indicates that it meets or exceeds the requirements of manufacturer's new car warranties. In addition the products carry the ILSAC approval for gasoline engines on all industry grades covered by this certification. In addition, Royal Purple also meets GM's stringent Corvette specifications.

         RPMO has exclusive marketing rights for consumer lubricant distribution, while industrial lubricant applications are reserved to the supplier, Royal Purple, Inc., of Houston, Texas (a non-affiliate). Royal Purple Motor Oil has extensive applications in machine lubrication and is marketed for engines and motorcycles as well as all types of automotive applications.

         The Market

         Management believes that the total motor oil market is approximately $4 billion in the U.S., of which $800 million is believed to be synthetic sales. In the overall motor oil market, six companies -- Pennzoil, Mobil, Quaker State, Valvoline, Castrol and Havoline -- are believed to have approximately equal shares of the market.

         The synthetic oil market, however, is believed to be dominated by two brands, Mobil and Castrol, which control approximately equal shares. Royal Purple is believed to have less than .2% of the synthetic oil market. Management believes that Royal Purple Motor Oil is a significantly better product than competing major synthetic brands, and the existing synthetic market is believed to have a substantial potential for further market development. The existing synthetic market is a logical place for expansion, in the opinion of Management, because it is already believed to be composed of consumers who have made the choice to purchase a product believed to be of higher quality.

         Customers

         Management has identified what it believes are the dominant characteristics of its initial target market. These characteristics include:

         - Persons who are passionate about their cars

         - Males 16 -- 26 ("X-Generation")

         - High Performance Automobile Owners (Males 40 -- 54)

         - NASCAR and other Race Fans

         This group is believed to be the same group that will be interested in other high-performance products that APG intends to develop.

         An additional market segment, which the Company believes can be developed, is the growing female auto high-performance consumer. It is believed that women are increasingly becoming primary purchasers of products to improve or maintain their car's performance. As an example, a significant number of the callers to the popular "Car Talk" NPR Radio show are women. Cristen Powell, the 19 year-old female Top Fuel Racer associated with APG, often meets with women at the race track who are interested in women and racing. These women are logical targets for APG high-performance automotive products and services.

         Marketing Approach

         As management of RPMO believes that superior quality is a key factor for its target market and that Royal Purple Motor Oil has demonstrated superior quality to its competition, the primary marketing approach is intended to be association with quality. This association is made by the promotion of Royal Purple Motor Oil by race cars to achieve brand identification, and by the use of testimonials to support credibility.

         On the RPMO web site, testimonials are used to demonstrate customer satisfaction and perceived quality. The Company has received endorsements from the following groups, which are considered important:

         - Racing Teams

         - ASE Mechanics

         - Lube Technicians

         - Auto Parts Countermen

         Racing Team endorsements are often cited on the Company web site: www.synerlec.com/testimon.html. Some examples include a letter from Midwest Motorsports relating an increase in horsepower on aluminum "Sprint" engines, a letter from a mechanic and Maintenance Foreman, relaying his gains in performance on his 1985 Buick V-6 after using Royal Purple, and a letter from a boat racer citing his positive experience in using Royal Purple compared to other premium synthetic oils; the latter claimed he believed it was instrumental in his winning the South African Championship, and he stated that "five Expert classes this year were won on boats using Royal Purple."

         Endorsements by mechanics, lube technicians and countermen are considered very important to introduce customers to the product. These endorsements are more difficult to secure, as they arise by experience with the product and are not readily incorporated in an advertising program. Royal Purple has also entered into a sales program with each NAPA Auto Parts store. Management hopes this association will result in auto parts countermen recommending the product to customers. After use, Management believes the product will sell itself by its higher performance.

         In addition to the endorsements, the Royal Purple logo is used on racing teams that are a part of APG. In fact, recently the American INDY Car Series ("AIS") named Royal Purple Synthetic Motor Oil as its exclusive oil company sponsor. As a result, every American INDY Car will carry the Royal Purple Logo. For potential users, the Racing Team association is believed to primarily have the benefit of providing name brand recognition.

         The Royal Purple Product Line now includes 23 "SKU" products. Management has identified what it considers are the success factors it believes are required for successful product launch, and has defined what is believed should be the Company response to each factor. The following Chart highlights factors considered important to Management:

                             PRODUCT LAUNCH FACTORS
                              23 ROYAL PURPLE SKU'S

     SUCCESS FACTOR             CURRENT STATUS                APPROACH
-------------------------   ---------------------   ------------------------------
- Quality of the Product             Good           Keep Position
- R&D (in house)                     Fair           Outsource
- Manufacturing (in house            Fair           Outsource
  packaging)
- Distribution              Specialty Shops, NAPA   More NAPA-type effort
- Sales Force                       Small           Increase
- Brand Awareness             Now Building Fast     More advertising funding
- Advertising                      Minimal          More advertising; Infomercials
- Co-op                              Good           Dedicate more money
- Promotions                         Good           Race Teams
- Trade Support                      Good           More Contests
- Racing Endorsements               Secure          Continue to add
- ASE Endorsements                 Building         Widen

         To achieve a rapid increase in sales, Management has estimated as much as $8,000,000 in advertising would be desirable. Infomercials, which may cost $1,000,000 or more each, are considered an excellent vehicle. With the resources currently available to the Company, unless additional funds are raised, this type of high-expense effort is not considered feasible. Instead, a more modest advertising program is planned, together with the effective advertising which is believed to be provided by cross-marketing with other APG entities, such as the Race Teams and Klein Engines. Sales have recently begun to increase, notwithstanding that a large advertising budget has not been in place, mainly by racing promotions and association with the racing community. Management intends to maintain this slower, but less expensive approach to marketing on quality and performance until sales have reached a level that it is deemed advisable to raise the funds for a major advertising promotions program.

         Klein Engines

         The Company believes that Klein Engines is capable of producing high-performance "signature" engines and the Klein name can be "branded" with a high-performance automotive parts and supplies strategy. The Company's Business Plan for Klein Engines is to concentrate operations to support INDY engines on a "signature" basis and to use its brand recognition to cross-promote other Company products. Klein Engines sustained losses in 1996 and 1997 which has resulted in a determination to reduce and focus its operations together with other cost-reduction measures which are intended to make the core engine business slightly profitable during Calendar 1999. After the core engine business is made profitable, Management intends to begin formulation of plans for APG-Klein branded merchandise and parts utilizing Internet marketing. In the interim, Klein will continue to be a source of marketing for the Royal Purple Motor Oil line.

         Future Businesses

         In addition to promotion of its Royal Purple Motor Oil Product Line, APG is actively seeking new product and business acquisitions in the high-performance automotive and specialty chemicals industries and has secured the services of an investment banking firm, Wasserstein Perella. The strategy of Management is to identify and acquire related high-performance products or services that can be cross-marketed with common brand identification or to maximize market penetration and channel utilization to a defined set of buyers. In many cases a successful brand such as Royal Purple will, under this strategy, be associated with the APG brand or other APG products; identification of established brands with APG is intended to provide a common "quality" and targeted "performance" associated with the APG name. The target market is currently intended to be the group that attends racing events or includes television spectators because of APG access to that marketing platform. This platform is also the platform that is believed will provide the highest return per marketing dollar because of the interest that group is believed to have in high-performance automotive product services. Thus, the products and services which are being sought are those, which Management believes, will appeal to a mass market in the target group of high-performance automotive, lubricant, car care, image, and specialty chemicals markets.

PRODUCTION FACILITIES

         All Company activities are being consolidated to Tempe, Arizona into the Klein Engines-owned facilities. One facility is a modern, attractive 16,700 square foot facility that is close to a freeway. Vacant property nearby may also be secured if considered necessary. The facility is currently configured on a
1.4 acre site with 14,300 square feet for the Klein Engines machine shop, 1,500 square feet for warehouse space, and 900 square feet for office space. A company building located adjacent to the south has been sold recently. Klein Engines' property is subject to mortgages which are estimated at current prices to be at least 80% of value (see "Exhibits").

         RPMO has moved to Tempe from Palo Alto, CA. Its staff, which is primarily in sales and support, can utilize space available in Tempe. In addition, some research may be conducted from the Klein facility. Except for the Scandia

Bodine NASCAR team, the Race Teams are currently located and serviced in a large Indianapolis facility leased from an Affiliate of the President of Team Scandia.

         The Scandia Bodine NASCAR facility is in North Carolina, where it is expected to remain because of the availability of stock car mechanics and the large NASCAR interest in that region.

         Team Scandia leases a 40,000 square foot modern fully equipped facility in Indianapolis from an Affiliate of the President of Team Scandia at a rate of $20,000/month. This lease expires in December 1998. The rent is currently being accrued, and is believed to be at market rates.

EMPLOYEES

         The number of employees in various organizations that constitute APG is in flux due to the reorganization and consolidations following the formation of APG. Royal Purple Motor Oil has 10 employees. It is expected that with the ramp-up planned for this product, employees of Royal Purple will soon increase. Scandia Bodine has about 20 employees, mainly high-skilled stock car mechanics. It is expected this number will stay constant unless this entity pursues some of the new directions in wind tunnel and other research desired by Management of APG. The outcome of the arbitration being undertaken on this subject will likely affect the number of employees. Klein Engines has had about 25 highly-skilled employees, including a complete administrative staff and marketing personnel, and now has ten employees to support its new business focus of high-performance INDY engines. Team Scandia historically has had about 40 highly-skilled mechanics and support persons. This number now is greatly reduced due to the decrease in planned IRL races, with the final number approaching 20 persons for the balance of the year.

         APG currently provides administrative support for the various subsidiaries. Accounting, corporate finance, and clerical support is primarily located in the corporate offices in Tempe, Arizona. Special marketing support is also provided by a small staff of technical advertising professionals at D3 Designworks, which specializes in digital media and information technology.

SUPPLIES

         Supplies for RPMO are provided under its exclusive Supply Agreement with Royal Purple, Inc. Oil is provided in bulk and re-packaged under outsource agreements by RPMO. Royal Purple, Inc. is currently able to meet RPMO purchases and has a best efforts obligation to meet increases in demand by RPMO. Significant increases in sales which are expected by Management due to increased NAPA Auto Parts interest may exceed current plant capacity of Royal Purple, Inc. or result in unacceptable delays in deliveries. Negotiations are currently underway to arrange for outsourcing if RPMO production demand can not be satisfied in a timely manner.

         Klein Engines purchases its supplies from a number of companies. In some areas, such as crankshafts, there occur significant shortages which require bulk purchases and other hedge devices. With the reduced volume and more focused business planned for Klein, parts shortages are not expected to have as significant an impact as in a high production operation.

         Various other APG subsidiaries order from a variety of suppliers.

LITIGATION

         APG or its subsidiaries is engaged in various litigation matters, none of which are believed by Management to involve claims for damages against APG or its subsidiaries of more than 10% of APG's assets. ASCG is engaged in arbitration with Brett Bodine and Scandia Bodine with respect to control of that entity and management procedures by Mr. Bodine. The various other lawsuits, either as plaintiff or defendant, involving alleged breaches of contract related primarily to sponsorship agreements and race car drivers associated with APG's Team Scandia subsidiary; certain drivers have alleged breach of employment contract, additional prize money earned and sought punitive damages. Management is vigorously defending these actions and has not made any contingency allowance for an unfavorable outcome.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

The executive officers and directors of the Company are as follows:

                 NAME                                                        POSITION
-----------------------------------------  -----------------------------------------------------------------------------
Dean M. Willard..........................  Chairman of the Board of Directors, CEO of APG
James E. Dunn............................  Chief Operating Officer of APG; Chief Executive Officer of Royal Purple Motor
                                           Oil; Director
James M. Martin..........................  President, Chief Operating Officer of Royal Purple Motor Oil; Director
Andrew L. Evans..........................  President of Team Scandia; Director
Tammy M. Powers..........................  Chief Financial Officer, Treasurer and Secretary
Jennifer Burns...........................  Vice President of Marketing
Joe M. Marenda...........................  Vice President of Business Development
James R. Medley..........................  Director
Thomas H. Carmody........................  Director
Ronnie Lott..............................  Director
Terry E. Nish............................  Director
William H. Tempero.......................  Director

         DEAN M. WILLARD, 52, Chairman of the Board, CEO of APG. Mr. Willard has been Chairman of the Board and CEO since October 1998. In 1997, Mr. Willard founded Advanced Chemistry & Technology, Inc. (AC Tech) which manufactures and markets aircraft sealants to airframe manufacturers worldwide. Prior to his tenure at AC Tech, Mr. Willard served as President and Chief Executive Officer of Courtaulds Aerospace, Inc. which currently has 2,000 employees and annual revenue of $300 million. Courtaulds was formed in 1989 following the acquisition of Products Research & Chemical Corporation ("PRC"), a New York Stock Exchange company. During 1972 through 1989, Mr. Willard held various positions with PRC, including President and later Chief Executive Officer. Mr. Willard is a Certified Public Accountant with a B.S. Degree from California State University, Long Beach.

         JAMES E. DUNN, 53, Chief Operating Officer of APG and Chief Executive Officer of Royal Purple Motor Oil, Director. Mr. Dunn has been a Director of the Company since May 1998 and Chief Operating Officer since 1997. Mr. Dunn is responsible for the development and execution of APG's plans to advance a variety of high-performance automotive businesses including the introduction of a line of consumer products under the Royal Purple brand name. From 1996 to 1997 he served as a Principal at Dominion Income Management Corp, an investment firm. From 1988 to 1996 he held several senior positions at Apple Computer, serving as Power Macintosh brand manager and most recently as a Director of business marketing. Prior to joining Apple, Mr. Dunn was President of DiTechs, Inc., a high technology startup in the computer aided design sector. Mr. Dunn holds an MBA from St. Mary's College of California and an Aeronautical Engineering Degree from San Jose State.

         JAMES M. MARTIN, 51, President, Chief Operating Officer of Royal Purple Motor Oil, Director. Mr. Martin has been a Director of APG and COO of Royal Purple Motor Oil since May 1998. From 1997 to 1998, Mr. Martin served as President of Martin Consulting. Martin Consulting is a lubricant industry marketing firm. Prior to joining Martin Consulting, Mr. Martin was the Vice President and Director of Business Development for the Pennzoil Products Company. Joining Pennzoil in 1964, Mr. Martin was involved in manufacturing, distribution and marketing operations. As Pennzoil's Vice President and Director of Business Development, Mr. Martin was responsible for leading the firm's acquisition efforts including the acquisitions of Armorall, Octane Boost and the Viscosity Oil Company. Mr. Martin was also responsible for running Pennzoil's entire racing program for the IRL, CART,

NASCAR and NHRA series. Mr. Martin holds a Masters of Business Administration in Finance and Marketing from the University of Houston.

         ANDREW L. EVANS, 47, President of Team Scandia; Director. Mr. Evans has been a Director of APG since April 1998 and President and CEO of Team Scandia since 1995. In addition to his duties on behalf of APG and Team Scandia, Mr. Evans is the President and Chairman of the Board of Dominion Income Management Corp. which he founded in 1986. Dominion invests primarily in the equity securities of both public and private companies. Mr. Evans has participated in most segments of the securities business including as an investor, trader, and broker. Mr. Evans graduated from Whitman College in 1974 and pursued graduate studies at Yale University.

         TAMMY M. POWERS, 28, Chief Financial Officer, Treasurer and Secretary of APG. Prior to joining APG in September 1998, Mrs. Powers was the Chief Financial Officer and Corporate Secretary for Unitech Industries, Inc., a public company which designs, manufactures, and distributes portable power supplies with locations in Arizona, Hong Kong, and China. From 1992 to 1997, Mrs. Powers served as an Audit Manager with Deloitte & Touche, LLP. Mrs. Powers is a Certified Public Accountant with a B.S. Degree from the University of Arizona, Tucson.

         JENNIFER BURNS, 28, Vice President of Marketing. Ms. Burns attended Dekalb College from 1988 to 1990 and the University of California, Los Angeles from 1995 to 1996 studying Business and Production in Film and Television. While attending college, Ms. Burns accepted a position with Christian Dior as their National Spokesperson in 1989. She then moved into the position of Marketing Director for the Southeast region. From 1989 to 1992, she launched many of Christian Dior's successful marketing campaigns. Ms. Burns accepted a position with Walt Disney Studios in the Film and Television division in Los Angeles in 1995. She oversaw corporate dealings and strategic partnerships for many film and television projects. In 1997 she joined International Motor Sports Group as Vice-President of Marketing.

         JOE M. MARENDA, 32, Vice President of Business Development. Mr. Marenda graduated from the University of Southern California in 1988 with a Bachelor of Arts and from Yale University in 1989 with a Master of Arts. After Yale, Mr. Marenda joined a consultancy advising international corporations on overseas investments. Mr. Marenda graduated with an MBA from the University of Virginia's Darden School of Business in 1995. After Darden, Mr. Marenda co-founded Renewable Oxygenates, where he was responsible for operations management and the Company's financial activities. Subsequently, Mr. Marenda worked with an investment bank specializing in middle- market companies. Mr. Marenda joined Dominion Income Management Corp. as an associate and APG as Vice President of Business Development in 1998.

         JAMES R. MEDLEY, 57, Director. Mr. Medley has served as a Director of the Company since April 1998. Since March 1976, Mr. Medley has served as President of Laux Medley Norris, Inc., an SEC-registered Investment Advisor, which provides investment advice and business counsel.

         THOMAS H. CARMODY, 51, Director. Mr. Carmody has served as a Director of the Company since April 1998. Mr. Carmody currently serves as President and CEO of Continential Sports Group, a sports marketing firm. From 1989 to 1998, Mr. Carmody was a Senior Vice President and General Manager of Operations of Reebok International, Ltd. where he had management responsibility for Reebok's North American operations including sales, marketing and distribution. Prior to joining Reebok, Mr. Carmody served as a Director of Marketing for Nike and a Deputy District Attorney for Santa Clara County, California.

         RONNIE LOTT, 39, Director. Mr. Lott has served as a Director of the Company since April 1998. Since 1991, Mr. Lott has served as CEO of RML Enterprises, a sports management firm. Mr. Lott, a four-time Super Bowl Champion as a member of the San Francisco 49ers, has recently joined the FOX NFL SUNDAY program team. Mr. Lott also owns and operates DreamSports, a sports marketing and promotions company. He is the founder of All-

Stars Helping Kids, a non-profit charity to raise funds for youth organizations. In 1991, Mr. Lott's book Total Impact (co-written with Jill Lieber of USA Today) was a New York Times best-seller for two months.

         TERRY E. NISH, 60, Director. Mr. Nish has served as a Director of APG since its inception and as a Director of Klein Engines since December, 1997. Mr. Nish currently serves as President of Servi-Tech, Inc., a manufacturer and supplier of machinery and parts to the beverage industry that he founded in 1969. Mr. Nish is an owner and driver of the VESCO/NISH Streamliner which, powered by a 480 cubic inch small block Chevy engine built by Klein Engines, currently holds the world record for its category of 344.561 miles per hour.

         WILLIAM H. TEMPERO, 54, Director. Mr. Tempero has served as a Director of APG since its inception and as a Director of Klein Engines since May 1996. Since 1987, Mr. Tempero has owned and operated Bill Tempero's High Performance Center in Fort Collins, Colorado. Mr. Tempero also is a founder and President of the American Indy Car Series and a four-time champion of the American Indy Car Series.

                   EXECUTIVE COMPENSATION AND RELATED MATTERS

         The following table sets forth total compensation earned during the fiscal year ended December 31, 1997 by the Chief Executive Officers of the predecessors to the Company and the one executive officer who earned in excess of $100,000 in compensation during such year (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                          ANNUAL COMPENSATION
                                                                  -----------------------------------
                                                                                                         ALL OTHER
                  NAME AND PRINCIPAL POSITIONS                        SALARY($)          BONUS($)      COMPENSATION
------------------------------------------------------            -----------------  ----------------  ------------
Andrew L. Evans (1)                                                         --                --            --
Chief Executive Officer and President of IMSG

Thomas Klein (2)                                                     $  72,800                --            --
Chief Executive Officer and President of Klein Engines

James E. Dunn (3)                                                    $ 117,500           $25,000            --
Chief Executive Officer and President of RPMO

(1) Andrew Evans served as CEO and President of IMSG during the fiscal year ended December 31, 1997, and as CEO and President of APG from its inception until November 1, 1998. Mr. Evans presently is a Director of APG and President of Team Scandia and has had no compensation arrangements with the Company or any subsidiary.

(2) Mr. Klein served as Chief Executive Officer and President of Klein Engines during the fiscal year ended December 31, 1997, and currently serves as a consultant to APG.

(3) Mr. Dunn served as Chief Executive Officer and President of RPMO during the fiscal year ended December 31, 1997, and currently serves as Chief Operating Officer of APG. During 1997, he was also granted options to purchase 200,000 shares of Common Stock of RPMO. These options have not been converted into options to purchase any securities of APG.

EMPLOYMENT AGREEMENTS

         All employees are maintained on an "at will" basis at salaries established by the Board. Thomas Klein, former president of Klein Engines, entered into an employment agreement with Klein Engines which provided he was to receive a salary of $125,000, with a severance of one year if terminated without cause. He also agreed to a "lockup" to his shares for a two-year period, and not to compete with the Company during employment or for one year thereafter. He also agreed to assign certain technologies to the Company. This Agreement was supplanted in part when Mr. Klein retired from the Company.

BENEFITS

         A Company-wide health plan is being implemented which will apply to all employees of APG and subsidiaries. It provides for medical and dental benefits to the employee, and to his or her spouse and children if chosen on an elective basis. A 401-k plan is also being instituted and other employee stock incentive plans are under consideration. To the extent that an Officer or Director is also an employee, they will participate in these plans being implemented or considered on a non-discriminatory basis.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Company's Bylaws provide for indemnification of officers and directors to the full extent permitted by Delaware Law, if such officer or director is made a party to any proceeding by reason of the fact that he or she is or was a director or officer of the corporation.

                              CERTAIN TRANSACTIONS

         Team Scandia, a wholly owned subsidiary of APG, was acquired from Andrew Evans in exchange for 8,000,000 shares of IMSG (exchanged into 400,000 shares of APG in the merger). There was no competitive bid or other valuation of this transaction which occurred prior to the formation of APG (see "Financial
Statements: Notes"). An airplane owned by an Affiliate of Mr. Evans is used from time to time for Company business; there has been no charge to ASCG or APG. In addition, several employees of Dominion Income Management, Corp. provide and have provided services to ASCG and APG; there has been no charge for these services. Team Scandia leases its facilities in Indianapolis from an Affiliate of Mr. Evans, which owns the building, at a rate of $20,000/month, which is currently being accrued and is in arrears. The lease expires in December, 1998 and is believed to be at market rates. It is intended to reduce the use of these facilities as a part of the reorganization of the racing team operations and lease all or a major part thereof to non-affiliates of the Company.

         Two of the Directors, Bill Tempero and Terry Nish, have had and may continue to have various transactions with the Klein Engines subsidiary as both are engaged in racing-related activities. These may include exchange of services for engines or service of engines, or sponsorships or promotion, such as Royal Purple Motor Oil. Either or both may also provide consulting services on a compensated or non-compensated basis.

         James R. Medley has provided consulting services for IMSG, and subsequently for APG, which he billed at his normal rates. The amount varied, but was as much as $8,000/month during early 1998 when he devoted a greater amount of time. Mr. Medley is the principal of an SEC registered Investment Advisor and he provides business and financial advisory services as an occupation. Mr. Medley also received Warrants to purchase 6,666 Common Shares of APG as a part of his compensation as treasurer, and a salary for two months of $10,000 based on an annual rate of $60,000, plus 40,000 Options vesting over a four-year period. He may provide additional services to the Company at his market rates.

         Ronnie Lott received Warrants to purchase 1,250 Common Shares of IMSG (which have since been converted into Warrants to purchase 1,250 Common Shares of APG) for services previously provided to IMSG.

         Other Directors, Officers or employees may have dealings with the Company, which may include cross-marketing, promotion or sponsorship. It is the policy of the Board to have such arrangements, which are believed beneficial to the Company disclosed and reviewed from time to time by independent Board Members or a Committee thereof.

         The APG-IMSG-H merger exchange ratios were not based on an independent evaluation of the Companies. Thomas Klein, CEO of Klein Engines and APG prior to the merger was the majority shareholder of APG prior to the merger and in the position to effect and did effect the merger arrangements for APG. He received certain benefits in that transaction, such as 50,000 vested option shares at $2/share, an Employment Agreement at $125,000, and certain registration rights that were not received by the other shareholders of Klein Engines. Mr. Klein was the founder of Klein Engines and the number of shares he received therein was not based on any independent valuation vis-a-vis other shareholders who may have purchased shares later; persons subsequently purchasing or receiving shares in Klein Engines made such purchases on the basis of a thin trading market which Mr. Klein may have been in the position to influence due to his majority shareholder position. Various Directors of Klein Engines, including Mr. Tempero and Mr. Nish, may have received promotional shares of Klein Engines.

         Affiliates of Mr. Evans purchased 15,271,980 shares of IMSG (exchanged into 763,599 shares of APG) at $4.00 Common Share (adjusted for the 20-1 split), and 78,332,040 shares of IMSG (exchanged into 3,916,602 shares of APG) at $5.00 Common Share (adjusted for the 20-1 split). In 1997, Maritime Capital Partners LP, an affiliate of Mr. Evans, received Warrants to purchase 20,000 Common Shares of IMSG (which have since been converted into Warrants to purchase 20,000 Common Shares of APG) in consideration for financial accommodations provided to IMSG in 1997. In May, 1998, Mr. Evans received Warrants to purchase 100,000 Common Shares of APG at an exercise price of $0.01 per share, as consideration for guaranteeing two credit lines of subsidiaries of $500,000 each. In November, 1998, Mr. Evans received Warrants to purchase a total of 172,000 Common Shares of APG at an exercise price of $0.01 per share, as consideration for guaranteeing a $720,000 equipment loan of Team Scandia and a $1,000,000 credit line of ASCG. Affiliates of Mr. Evans control a significant portion of the Common Shares (see "Principal Shareholders"); this may affect the ability of the management of the Company to be independent.

         In 1997, IMSG entered into transactions with 3 drivers: Brett Bodine, Jimmy Kite, and Christen Powell, in which 50% interests were acquired in exchange for cash and commitments (see "Financial Statements: Notes"). Various other non-cash investing activities occurred in 1997 in IMSG. (See "Financial
Statements: Notes.")

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information as of November 30,1998 with respect to all stockholders known to the Company to be the beneficial owners of more than 5% of its outstanding Common Stock, and share ownership by each director, each Named Executive Officer, and by all officers and directors as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                                                                              PERCENTAGE OF
                                                       NUMBER OF SHARES     SHARES BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER(1)              BENEFICIALLY-OWNED(2)       OWNED(2)
---------------------------------------------------  ---------------------  -------------------
Andrew L. Evans and affiliated entities(3).........        6,068,118               77.5 %
Entities affiliated with the Lancer Group(4).......          500,000                6.6 %
James E. Dunn(5)...................................           27,967                    *
Thomas Klein(6)....................................          200,910                2.6 %
Thomas Carmody(7)..................................            9,803                    *
Ronnie Lott (8)....................................            1,250                    *
James M. Martin....................................            6,077                    *
James R. Medley(9).................................            6,666                    *
Terry E. Nish......................................              750                    *
William H. Tempero.................................              500                    *
Dean Willard.......................................              ---                  ---
All Officers and Directors as a Group(10)..........        6,123,131               77.8 %


*        Less than 1% of the Company's outstanding Common Stock

(1) The address of the Lancer Group is 375 Park Avenue, Suite 2006, New York, NY 10152. The address of each of the other named individuals is c/o Automotive Performance Group, 1207 N. Miller Road, Tempe, Arizona 85281.

(2) Number of shares beneficially owned and the percentage of shares beneficially owned are based on 7,534,046 shares outstanding on an as-converted basis as of November 30, 1998. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to such shares. All shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days after November 30, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrant for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(3) Includes 2,332,977 shares held by Dominion Income Management Corp (of which Mr. Evans is President), 1,927,619 shares held by Maritime Capital Partners LP (of which Mr. Evans is the General Partner), 20,000 shares of which are issuable pursuant to warrants currently exercisable or exercisable within 60 days of November 30, 1998, 580,522 shares held by Dominion Income Management Corp Profit Sharing Plan (of which

         Mr. Evans is the Trustee), 500,000 shares held by Matrix Management Corp. (of which Mr. Evans is the sole shareholder) and 272,000 shares issuable pursuant to warrants currently exercisable or exercisable within 60 days of November 30, 1998.

(4) Includes 250,000 shares held by Lancer Offshore Inc., 125,000 shares held by Lancer Partners L.P., 100,000 shares held by Lancer Voyager and 25,000 shares held by Michael Lauer, President of the Lancer Group.

(5) Includes 25,000 shares issuable pursuant to options currently exercisable or exercisable within 60 days of November 30, 1998.

(6) Includes 50,000 shares issuable pursuant to options currently exercisable or exercisable within 60 days of November 30, 1998.

(7) Includes 5,250 shares issuable pursuant to options currently exercisable or exercisable within 60 days of November 30, 1998.

(8) Includes 1,250 shares issuable pursuant to warrants currently exercisable or exercisable within 60 days of November 30, 1998.

(9) Includes 6,666 shares issuable pursuant to warrants currently exercisable or exercisable within 60 days of November 30, 1998.

(10)     See notes (3) and (4) through (9).


                              SELLING STOCKHOLDERS

         The following table sets forth as of November 30, 1998 certain information with respect to the beneficial share ownership of the Selling Stockholders. The following table assumes the sale of all Shares by each Selling Stockholder.

                                          NUMBER OF
                                           SHARES                        NUMBER OF
                                        BENEFICIALLY                       SHARES
                                        OWNED PRIOR      NUMBER OF      BENEFICIALLY
                                             TO         SHARES BEING    OWNED AFTER
     NAME OF SELLING SHAREHOLDER          OFFERING        OFFERED         OFFERING
--------------------------------------  ------------    ------------    ------------
Alkis P. Zingas Trust                       5,000            5,000            0
Robert R. Asprey                           10,000           10,000            0
Jerry & Linda Bassin                       17,500           17,500            0
Bear Stearns Security Corp Cust.
   FBO Howard Shapiro IRA                   5,000            5,000            0
BRT Partnership                            50,000           50,000            0
Richard P. Carney Revocable Trust          12,500           12,500            0
Drax Holdings                              75,000           75,000            0
Roger Elsas                                 5,000            5,000            0
Henry Fredricks
  Separate Property Trust DTD 10/12/68     12,500           12,500            0
Joseph Giamanco                            25,000           25,000            0
Gary Herman                                25,000           25,000            0
Mary Kong                                  12,500           12,500            0
Lancer Offshore Inc.                      250,000          250,000            0
Lancer Partners LP                        125,000          125,000            0
Lancer Voyager Fund                       100,000          100,000            0

                                          NUMBER OF
                                           SHARES                        NUMBER OF
                                        BENEFICIALLY                       SHARES
                                        OWNED PRIOR      NUMBER OF      BENEFICIALLY
                                             TO         SHARES BEING    OWNED AFTER
     NAME OF SELLING SHAREHOLDER          OFFERING        OFFERED         OFFERING
--------------------------------------  ------------    ------------    ------------
Michael Lauer                              25,000           25,000            0
Matrix Capital Management Ltd(1)          500,000          500,000            0
Olympia Partners LLC                      150,000          150,000            0
Paulson Investment Co.                     25,000           25,000            0
William A. Pederson                         2,500            2,500            0
Sol Reischer                               12,500           12,500            0
Joseph Roselle                             50,000           50,000            0
Joel Schoenfeld                            12,500           12,500            0
Shadow Capital LLC                         50,000           50,000            0
Judy Shapiro                               25,000           25,000            0
Michael L. Shinn                            5,000            5,000            0
Walnut Capital Corp                        50,000           50,000            0
Alan Wolf                                  12,500           12,500            0
Xanadu Associates LLC                       5,000            5,000            0

(1) Andrew Evans, a director of the Company, is the 100% shareholder of Matrix Capital Management Ltd.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions on the American Stock Exchange, or any exchange on which the Common Stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the Shares as agent or may purchase such Shares as principal and resell them for their own account pursuant to this Prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of the Shares, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Stockholders and any participating brokers or dealers may be deemed to be "underwriters" as defined in the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

PREFERRED STOCK

         The Company is authorized to issue up to 13,000,000 shares of Preferred Stock, $.0001 par value, in one or more series, with such voting powers designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in resolutions providing for the issue thereof adopted by the Board of Directors in accordance with the laws of the State of Delaware.

         As of November 30, 1998, there were 1,655,000 shares of Preferred Stock outstanding, all of which have since been converted into Common Stock as of __________, 1998, pursuant to an election by a majority of the holders of Preferred Stock. The Preferred Stock is designated the Series A Preferred Shares. The Preferred Stock has the following terms and provisions:

         The holder of a share of Preferred Stock is entitled to convert such share into 1 share of Common Stock at any time, but not later than June 30, 1999.

         In the event holders of 51% of the Preferred Shares notify the Company of an election to convert, all holders of Preferred Shares will be notified and will be required to convert as well. In addition, unless previously converted to Common Stock at the option of the holder, Preferred Shares may be converted by the Company at any time if a merger acquisition or consolidation occurs to which the company is a party; after June 30, 1999, or sooner at the sole option of the Company at such time as the company shall have been listed on AMEX or Nasdaq for a period of not less than three months, or have a net worth of not less than $10,000,000, or the Company shall have either a firm underwriting at $10,000,000 or more.

         The conversion rates reflected above are subject to adjustment as appropriate in certain circumstances.

DIVIDEND PREFERENCE, LIQUIDATION RIGHTS

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of the Preferred Stock (unless subject to conversion or converted) will be entitled to a liquidation preference in the amount of $2.00 per share less cumulative dividends. In the event of a dividend, Preferred Shares (unless subject to conversion or converted) will be entitled to a ten percent preference on dividends (on a share to share not class to class basis), but not after cumulative dividends per share of $2.00 have been received. The balance of the dividend will be shared pro rata on a share for share basis with Common Shares. After Preferred Shares are converted at 1-1, they participate with other Common Shareholders in dividends or distributions pro rata, and there is no liquidation or dividend preference.

COMMON STOCK

         The Company has authorized capital of 130,000,000 shares of Common Stock, $.0001 par value, of which approximately 5,879,046 are issued and outstanding. Approximately 13,750 Common Shares have been set aside for exercise of Warrants at $4.00/share, 20,000 Common Shares have been set aside for exercise of Warrants at $2.00/share, 6,666 Common Shares have also been set aside for exercise of Warrants at $2.00/share, and 272,000 Shares have been set aside for exercise of Warrants at $.01/share; the Company has recently adopted an Option Plan and has set aside 4,000,000 shares for that Plan; approximately 855,000 option shares have been granted under that Plan of which approximately 75,000 option shares are currently vested; approximately 27,500 option shares were granted by a predecessor of which approximately 7,250 are vested and exercisable by two affiliates at prices ranging from $4 to $20/share.

         Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50 percent of the outstanding shares (including votes by Preferred Shareholders) can elect all of the directors of the Company and holders of the remaining shares by themselves cannot elect any directors. Holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor subject to the ten percent preference of Preferred Shares. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities and any preferences due Preferred Shareholders. All shares of Common Stock outstanding and to be outstanding upon completion of this Offering are and will be fully paid and non-assessable.

TRANSFER AGENT AND ANNUAL REPORT

         Colonial Stock Transfer of Salt Lake City, Utah, is the transfer agent for APG. Each year, the company will prepare and distribute to shareholders an Annual Report which describes the nature and scope of the Company's business and operations for the prior year and contains a copy of the Company's audited financial statements for its most recent fiscal year. Said Report, Quarterly and other reports are provided to shareholders pursuant to the requirements of the Securities Exchange Act of 1934. The Common Shares of the Company are registered under the Exchange Act.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Most of the approximately 5,879,046 shares of Common Stock currently outstanding were offered and sold by the Company in private transactions in reliance upon an exemption from registration under the Securities Act. Accordingly, such shares are "restricted securities" as defined by Rule 144 under the Securities Act and cannot be resold without registration except in reliance on Rule 144 or another applicable exemption from registration. Because of either prior issuance without restrictions on transfer or because of passage of time, approximately 270,000 Common Shares of the Company may be publicly traded as of the time of this Offering. The balance will become tradable under Rule 144 on April 17, 1999. Of this amount, approximately 80% of the total outstanding shares will be controlled by the Company's Officers and Directors and related affiliates as a group.

         Approximately 13,750 Common Shares have been set aside for exercise of Warrants at $4.00/share, 20,000 Common Shares have been set aside for exercise of Warrants at $2.00/share, 6,666 Common Shares have also been set aside for exercise of Warrants at $2.00/share, and 272,000 Shares have been set aside for exercise of Warrants at $.01/share; the Company has recently adopted an Option Plan and has set aside 4,000,000 shares for that Plan; approximately 855,000 option shares have been granted under that Plan of which approximately 75,000 option shares are currently vested; approximately 27,500 option shares were granted by a predecessor of which approximately 7,250 are vested and exercisable by two affiliates at prices ranging from $4 -- $20/share.

         In general, under Rule 144 a person (or persons whose shares are required to be aggregated), including any Affiliate of the Company, who beneficially owns restricted shares for a period of at least one year is entitled to sell within any three month period shares equal in number to the greater of (i) 1 percent of the then outstanding shares of Common Stock (75,000 shares if all of the Preferred Shares offered hereby are sold and converted) or
(ii) the average weekly trading volume of the same class of shares during the four calendar weeks preceding the filing of the required notice of sale with the Commission. The seller must also comply with the notice and manner of sale requirements of Rule 144, and there must be current public information available about the Company. In addition, any person (or persons whose shares are required to be aggregated) who is not, at the time of sale, nor during the preceding three months, an Affiliate of the Company, and who has beneficially owned restricted shares for at least two years, can sell such shares without regard to notice, manner of sale, public information or the volume limitations described above.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                     EXPERTS

         The consolidated balance sheet of IMSG as of December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period September 20, 1996 (date of inception) through December 31, 1996 included in this Prospectus have been included herein in reliance on the report of Grant Thornton LLP, which report is given on the authority of that firm as experts in auditing and accounting.

                   AUTOMOTIVE PERFORMANCE GROUP, INCORPORATED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                       PAGE
                                                                                                       ----
Report of Independent Public Accountants.............................................................  F-2
Audited Financial Statements for the Year Ended December 31, 1997 and the Period Ended
December 31, 1996
   Consolidated Balance Sheet........................................................................  F-3
   Consolidated Statement of Operations..............................................................  F-4
   Consolidated Statement of Stockholders' Equity....................................................  F-5
   Consolidated Statements of Cash Flows.............................................................  F-6
   Notes to Consolidated Financial Statements........................................................  F-7
Unaudited Financial Statements for the Period Ended September 30, 1998 and the Period Ended
September 30, 1997
   Unaudited Consolidated Condensed Balance Sheet....................................................  F-15
   Unaudited Consolidated Condensed Statement of Operations..........................................  F-16
   Unaudited Consolidated Condensed Statements of Cash Flows.........................................  F-17
   Notes to Unaudited Consolidated Condensed Financial Statements....................................  F-18

Unaudited Pro Forma Financial Statements for the Year Ended December 31, 1997
   Unaudited Consolidated Condensed Balance Sheet....................................................  F-22
   Unaudited Consolidated Condensed Statement of Operations..........................................  F-23

                  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
International Motor Sports Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of International Motor Sports Group, Inc. (a Delaware Corporation) and Subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period September 20, 1996 (date of inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of International Motor Sports Group, Inc. and Subsidiaries as of December 31, 1997, and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 1997 and the period September 20, 1996 (date of inception) through December 31, 1996, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Seattle, Washington
March 11, 1998

             INTERNATIONAL MOTOR SPORTS GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1997

                                     ASSETS


CURRENT ASSETS
  Cash .....................................................................       $  3,510,537
  Accounts receivable (note A3) ............................................            883,272
  Prepaid expenses and other ...............................................            124,223
  Notes receivable (note C) ................................................          1,732,812
                                                                                   ------------
          Total current assets .............................................          6,250,844
PROPERTY, PLANT AND EQUIPMENT, net (notes A4, F, G, and I) .................          4,290,041
OTHER ASSETS
  Investments in and notes receivable from affiliates (notes A1 and D) .....            643,833
  Goodwill (note A7) .......................................................             82,783
                                                                                   ------------
                                                                                   $ 11,267,501
                                                                                   ============
                                 LIABILITIES
CURRENT LIABILITIES
  Note payable to affiliate (note G) .......................................       $    287,907
  Current maturities of long-term obligations ..............................          1,463,125
  Deferred revenue .........................................................            100,000
  Provision for operating loss (note O) ....................................             40,000
  Accounts payable .........................................................          1,045,140
                                                                                   ------------
          Total current liabilities ........................................          2,936,172
LONG-TERM OBLIGATIONS, less current maturities (note I) ....................             81,570
RELATED PARTY NOTES PAYABLE (note H) .......................................         16,305,500
COMMITMENTS AND CONTINGENCIES (notes D, E, K, O and P) .....................                 --
STOCKHOLDERS' EQUITY (DEFICIT) (notes L, M and N)
  Preferred stock-- authorized 5,145,000 shares of $.01 par value; none
     issued and outstanding ................................................                 --
  Common stock-- authorized, 50,000,000 shares of $.01 par value; 42,433,847
     shares issued and outstanding .........................................            424,338
  Additional contributed capital ...........................................         14,232,494
  Cumulative translation adjustment (note A2) ..............................           (116,504)
  Accumulated deficit ......................................................        (22,596,069)
                                                                                   ------------
                                                                                     (8,055,741)
                                                                                   ------------
                                                                                   $ 11,267,501
                                                                                   ============

        The accompanying notes are an integral part of these statements.

             INTERNATIONAL MOTOR SPORTS GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEAR ENDED DECEMBER 31, 1997 AND FOR THE PERIOD
        SEPTEMBER 20, 1996 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1996


                                                                                         SEPTEMBER 20,
                                                                      YEAR ENDED         1996 THROUGH
                                                                      DECEMBER 31,        DECEMBER 31,
                                                                          1997                1996
                                                                      ------------        ------------
Revenues ......................................................       $  7,135,314        $  9,186,858
Expenses:
  Direct expenses .............................................          7,128,278          10,585,069
  Selling, general and administrative .........................          6,533,019           3,567,688
  Depreciation expense ........................................          2,596,818           1,660,591
  Loss on investments in affiliates (note A1) .................            932,894                  --
                                                                      ------------        ------------
                                                                        17,191,009          15,813,348
                                                                      ------------        ------------
     Operating loss ...........................................        (10,055,695)         (6,626,490)
Other income (expense):
  Interest ....................................................           (575,497)           (127,048)
  Other .......................................................            (88,475)            204,659
                                                                      ------------        ------------
                                                                          (663,972)             77,611
                                                                      ------------        ------------
     Loss from continuing operations before income taxes ......        (10,719,667)         (6,548,879)
Income taxes (notes A6 and J) .................................                 --                  --
                                                                      ------------        ------------
     Loss from continuing operations before discontinued
       operations and extraordinary item ......................        (10,719,667)         (6,548,879)
Discontinued operations (note O)
  Loss from operations of discontinued venue division .........         (2,049,801)                 --
  Gain on disposal of venue division including provision of
     $40,000 for operating losses during phase-out period .....          1,582,832                  --
  Loss from operations of discontinued race sanctioning
     division .................................................         (3,502,602)                 --
  Loss from disposal of race sanctioning division .............         (1,875,120)                 --
                                                                      ------------        ------------
     Loss from discontinued operations ........................         (5,844,691)                 --
                                                                      ------------        ------------
     Loss before extraordinary item ...........................        (16,564,358)         (6,548,879)
Extraordinary item (note O1)
  Gain from extinguishment of debt ............................            517,168                  --
                                                                      ------------        ------------
          NET LOSS ............................................       $(16,047,190)       $ (6,548,879)
                                                                      ============        ============
Loss per common share (note A10)
  Loss before discontinued operations and extraordinary item...       $       (.37)       $       (.57)
  Discontinued operations .....................................               (.20)                 --
  Extraordinary item ..........................................                .01                  --
                                                                      ------------        ------------
          NET LOSS ............................................       $       (.56)       $       (.57)
                                                                      ============        ============

        The accompanying notes are an integral part of these statements.

             INTERNATIONAL MOTOR SPORTS GROUP, INC. AND SUBSIDIARIES

                        STATEMENT OF STOCKHOLDERS' EQUITY
                 YEAR ENDED DECEMBER 31, 1997 AND FOR THE PERIOD
        SEPTEMBER 20, 1996 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1996



                                                                       PREFERRED STOCK                      COMMON STOCK
                                                                   SHARES            AMOUNT            SHARES           AMOUNT
                                                                -----------       -----------        ----------       --------
Balance at September 20, 1996 ...........................               --        $        --                --       $     --
Issuance of common stock in conjunction with the
  acquisition of SportsCar ..............................               --                 --         3,430,000            200
Issuance of preferred stock in conjunction with the
  acquisition of SportsCar ..............................        5,145,000          1,000,000                --             --
Net loss for the period .................................               --                 --                --             --
                                                                -----------       -----------        ----------       --------
Balance at December 31, 1996 ............................        5,145,000          1,000,000         3,430,000            200
Issuance of common stock for convertible notes and
  associated interest ...................................               --                 --        24,092,788        275,027
Issuance of common stock for convertible preferred
  stock .................................................       (5,145,000)        (1,000,000)        5,145,000         51,450
Issuance of common stock for services rendered at fair
  value .................................................               --                 --           766,059          7,661
Issuance of common stock for purchase of APEX and Jim
  Epler Racing ..........................................               --                 --         1,000,000         10,000
Issuance of common stock for purchase of Team Scandia at
  cost, assumes pooling as of January 1, 1996 (including
  capital contributions of $968,824 in 1997 and
  $5,363,306 in 1996 by controlling shareholder) (note B)               --                 --         8,000,000         80,000
Foreign currency translation adjustments ................               --                 --                --             --
Net loss for the year ...................................               --                 --                --             --
                                                                -----------       -----------        ----------       --------
Balance at December 31, 1997 ............................               --        $        --        42,433,847       $424,338
                                                                ==========        ===========        ==========       ========

                                                              ADDITIONAL       CUMULATIVE
                                                              CONTRIBUTED      TRANSLATION        ACCUMULATED
                                                                CAPITAL         ADJUSTMENT          DEFICIT              TOTAL
                                                               ---------       ------------       ------------        ------------
Balance at September 20, 1996 ...........................    $       --        $         --       $         --        $         --
Issuance of common stock in conjunction with the
  acquisition of SportsCar ..............................             --                 --                 --                 200
Issuance of preferred stock in conjunction with the
  acquisition of SportsCar ..............................             --                 --                 --           1,000,000
Net loss for the period .................................             --                 --         (6,548,879)         (6,548,879)
                                                             -----------       ------------       ------------        ------------
Balance at December 31, 1996 ............................             --                 --         (6,548,879)         (5,548,679)
Issuance of common stock for convertible notes and
  associated interest ...................................      4,830,985                 --                 --           5,106,012
Issuance of common stock for convertible preferred
  stock .................................................        948,550                 --                 --                  --
Issuance of common stock for services rendered at fair
  value .................................................        145,551                 --                 --             153,212
Issuance of common stock for purchase of APEX and Jim
  Epler Racing ..........................................        190,000                 --                 --             200,000
Issuance of common stock for purchase of team Scandia at
  cost, assumes pooling as of January 1, 1996 (including
  capital contributions of $968,824 in 1997 and
  $5,363,306 in 1996 by controlling shareholder) (note B)      8,117,408                 --                 --           8,197,408
Foreign currency translation adjustments ................             --           (116,504)                --            (116,504)
Net loss for the year ...................................             --                 --        (16,047,190)        (16,047,190)
                                                             -----------       ------------       ------------        ------------
Balance at December 31, 1997 ............................    $14,232,494       $   (116,504)      $(22,596,069)       $ (8,055,741)
                                                             ===========       ============       ============        ============


        The accompanying notes are an integral part of these statements.

             INTERNATIONAL MOTOR SPORTS GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEAR ENDED DECEMBER 31, 1997 AND FOR THE PERIOD
        SEPTEMBER 20, 1996 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1996


                                                                                         SEPTEMBER 20,
                                                                       YEAR ENDED        1996 THROUGH
                                                                      DECEMBER 31,         DECEMBER
                                                                          1997               1996
                                                                      ------------        -----------
Increase (decrease) in cash
Cash flows from operating activities
  Net Loss ....................................................       $(16,047,190)       $(6,548,879)
Adjustments to reconcile net loss to net cash used in operating activities
  Depreciation and amortization ...............................          2,716,081          1,763,990
  Deferred revenue ............................................           (637,833)          (316,667)
  Forgiveness of debt .........................................           (517,168)                --
  Equity in losses from affiliates ............................            932,894                 --
  (Gain) loss on disposal of assets ...........................             72,503           (183,687)
  Loss on disposition of subsidiaries .........................            252,288                 --
  Common stock issued for services received ...................            153,212                 --
  Changes in assets and liabilities
     Accounts receivable ......................................           (654,353)           749,344
     Notes receivable .........................................         (1,632,812)                --
     Prepaid expenses and other assets ........................           (110,223)            50,167
     Accounts payable .........................................         (1,129,147)           278,097
     Accrued liabilities ......................................            218,080           (578,723)
                                                                      ------------        -----------
          Net cash used in operating activities ...............        (16,383,668)        (4,786,358)
Cash flows from investing activities
  Purchase of equipment .......................................         (2,217,522)        (3,467,977)
  Proceeds from sale of subsidiary ............................          3,500,000                 --
  Proceeds from disposition of equipment ......................             85,666            223,231
  Investment in subsidiaries, less cash received of $1,384 ....         (1,875,784)          (889,000)
  Investment in affiliates ....................................         (1,076,727)                --
                                                                      ------------        -----------
          Net cash used in investing activities ...............         (1,584,367)        (4,133,746)
Cash flows from financing activities
  Payments on long-term obligations ...........................         (1,384,029)          (216,519)
  Proceeds from long-term obligations .........................            969,866          1,609,250
  Proceeds from note payable to affiliate, net ................            287,907                 --
  Proceeds from issuance of common stock ......................                 --                200
  Proceeds from issuance of preferred stock ...................                 --          1,000,000
  Capital contributions to Team Scandia .......................            968,824          5,363,306
  Proceeds from related party notes payable, net ..............         19,745,500          1,947,000
                                                                      ------------        -----------
          Net cash provided by financing activities ...........         20,588,068          9,703,237
Effect of exchange rate changes on cash .......................           (116,504)                --
                                                                      ------------        -----------
Net increase in cash ..........................................          2,503,529            783,133
Cash at beginning of period ...................................          1,007,008            223,875
                                                                      ------------        -----------
Cash at end of period .........................................       $  3,510,537        $ 1,007,008
                                                                      ============        ===========
Cash paid during the period for interest ......................       $    238,273        $   127,048
                                                                      ============        ===========
Noncash investing and financing activities: see note R

        The accompanying notes are an integral part of these statements.

             INTERNATIONAL MOTOR SPORTS GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

    International Motor Sports Group, Inc. (the Company) was formed in September 1996 as a holding company for investments in motor sports related businesses. The Company's wholly-owned subsidiaries include: (1) Team Scandia, a motor sports race team that competes in the Indianapolis Racing League and National Hot Rod Association's Top Fuel Series, (2) Royal Purple Motor Oil, Inc., which markets and sells a line of high-performance lubricants, (3) IMSG Properties, which operates Mosport Park, a multi-purpose entertainment facility located outside Toronto, Ontario, and (4) D3 Design Works, formerly "Apex Communications," which is a full-service designing agency, specializing in digital mediums. The Company holds 50% ownership interests in Scandia Bodine Racing LLC, a race team that competes in NASCAR's Winston Cup series, and Jimmy Kite Enterprises, LLC and Cristen Powell Enterprises, LLC, which are race car drivers' entities.

    A summary of significant accounting polices consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. Principles of Consolidation

    The financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in 20% to 50% owned affiliates in which management has the ability to exercise significant influence are included based on the equity method of accounting. All significant intercompany balances and transactions have been eliminated.

2. Translation of Foreign Currencies

    All balance sheet accounts of foreign operations are translated into US dollars at the year-end rate of exchange, and statement of operations items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are made directly to a separate component of stockholders' equity. Gains and losses from other foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are also included in the consolidated statement of operations.

3. Accounts Receivable

    The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Estimated service lives of property and equipment are as follows:


     Racing equipment........................................... 3 years
     Vehicles and transportation equipment...................... 3 to 5 years
     Equipment.................................................. 2 to 10 years

     Leasehold improvements................................. 2 to 10 years

    The straight-line method of depreciation is followed for substantially all assets for financial reporting purposes, but accelerated methods are used for tax purposes.

5. Revenue Recognition

    Event related revenues and expenses are recognized upon completion of an event. Revenues derived from the promotion of the sponsors' businesses are recorded in the racing season to which they relate based on the number of sponsored races that have occurred. Revenue from the sale of merchandise and other goods is recognized at the time of sale.

6. Income Taxes

    The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes; these relate primarily to accelerated depreciation. The tax effects of these differences are recorded as deferred income taxes.

7. Goodwill

    Intangible assets represent the excess costs of acquiring subsidiaries over the fair value of net assets acquired at the date of acquisition, which are amortized using the straight-line method primarily over a 10-year period. The Company periodically reviews goodwill to assess recoverability. Impairment is recognized in operating results if expected future operating undiscounted cash flows of the acquired business are less than the carrying value of goodwill.

8. Use of Estimates

    In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9. Fair Value of Financial Instruments

    The carrying amount of all significant financial instruments approximates fair value under the requirements of "Statement of Financial Accounting Standards No. 107 -- Disclosure About Fair Value of Financial Instruments." These instruments are all expected to be collected, converted to equity or paid during 1998.

10. Loss Per Share

     Loss per share is based on the weighted average number of shares outstanding during each period. The weighted average number of common shares outstanding was 28,795,174 and 11,430,000 for the year ended December 31, 1997 and the period September 20, 1996 through December 31, 1996, respectively. The computation for loss per share assuming dilution for the year ended December 31, 1997 and the period September 20, 1996 through December 31, 1996 was anti-dilutive; and therefore, is not included.

NOTE B -- BUSINESS COMBINATION

    Effective June 28, 1997, the Company purchased Team Scandia, Inc., from the Chairman of the Board of the Company who had acquired it in 1995. The acquisition was accomplished by the exchange of 8,000,000 shares of the Company's common stock for all of the common stock of Team Scandia, Inc. The transaction was accounted for as an exchange between enterprises under common control and has been accounted for in a manner similar to a pooling of interests. Therefore, the net assets and liabilities were accounted for at historical cost, which totaled $937,671. The consolidated statement of operations include the results of operations of Team Scandia, Inc. from January 1, 1996.

NOTE C -- NOTES RECEIVABLE

    Notes receivable consist of the following at December 31, 1997:


Note receivable on the sale of subsidiary, SportsCar Racing, Inc.; 10%
  interest; due May 1998 (see note O2)...................................    $   600,000
Note receivable in conjunction with option agreement; interest at 12%, payable on demand after January 31, 1998; collateralized by equipment
  and fixtures (see note E)..............................................        600,000
Note receivable in connection with a long-term lease; due upon final
  disposition of the venue division (Mosport Park) (note O1).............        532,812
                                                                             -----------
                                                                             $ 1,732,812
                                                                             ===========

NOTE D -- TRANSACTIONS WITH AFFILIATES

    In September 1997, the Company acquired a 50% interest in Scandia Bodine Racing, LLC, (SBR) a NASCAR Winston Cup Team previously owned by veteran NASCAR driver Brett Bodine. The Company paid $1,000 for class A stock for a 50% voting interest and contributed $1,000,000 for class B stock which has a liquidation preference. The operating agreement provides that the Company is to be allocated 100% of the losses until such time as its aggregate capital account balance related to both class A and class B stock equals zero. Thereafter, net losses will be allocated based upon ownership percentages. The Company will be allocated 100% of all of the SBR's profits to the extent of prior allocations of annual net losses absorbed as described above. The Company has recorded losses from SBR totaling approximately $880,000 as of December 31, 1997. The Company has also guaranteed bank loans to SBR of approximately $1,025,000. Additionally, the Company has entered into promissory notes and advanced $500,000 to SBR for operations. These notes bear interest at 8% and are due on demand.

    In 1997, the Company acquired 50% interests in two separate race car drivers' enterprises for approximately $76,000 in cash and a commitment to provide up to a total of $600,000.

NOTE E -- LOAN AGREEMENT AND OPTION

    On September 16, 1997, the Company entered into a loan agreement and option with Klein Engines and Competition Components, Inc. (Klein) to provide $560,000, evidenced by a promissory note, in exchange for an option granted by Klein's majority stockholder to acquire all of the shares of Klein's majority stockholder in exchange for shares of the Company's common stock. The option expires on March 31, 1998 and requires the Company to exchange one share of its common stock for each share of Klein stock received. The Klein stock is being held in an escrow account until such time that the option is exercised or expires. In conjunction with the exercise of the option, the Company is required to enter into a five year employment contract with the former Klein majority stockholder as president of Klein, nominate him for the Company's board of directors, and grant options to purchase 1,000,000 shares of the Company's common stock at $1 per share.

    The note bears interest at 12% and is payable on demand after January 31, 1998. The note is collateralized by all of Klein's equipment and fixtures. At December 31, 1997, $560,000 was outstanding under this note and the Company had also advanced Klein an additional $40,000.

NOTE F -- PROPERTY, PLANT AND EQUIPMENT -- AT COST

    Property, plant and equipment consist of the following at December 31, 1997:


     Racing equipment..........................................  $  9,068,450
     Vehicles and transportation equipment.....................     2,204,371
     Equipment.................................................       390,004
     Office and computer equipment.............................       335,814
     Furniture and fixtures....................................        48,133
     Leasehold improvements....................................       267,499
                                                                 ------------
                                                                   12,314,271
     Less accumulated depreciation and amortization............     8,024,230
                                                                 ------------
                                                                 $  4,290,041
                                                                 ============

NOTE G -- NOTES PAYABLE TO AFFILIATE

    A subsidiary of the Company has a demand note payable to a related party for up to $2,000,000, which is collateralized by all assets of IMSG Properties. The amount outstanding totaled $287,907 at December 31, 1997. The note does not bear interest and will be paid in full upon the sale of IMSG Properties (note O1).

NOTE H -- NOTES PAYABLE TO RELATED PARTIES

    The Company has unsecured demand notes including imputed interest at 8% of $367,500 due to related parties totaling $16,305,500 as of December 31, 1997. It is the Company's and the note holder's intention to convert the notes payable into shares of the Company's common stock. The conversion is contingent on the authorization of additional shares of the Company's common stock.

NOTE I -- LONG-TERM OBLIGATIONS

    Long-term obligations consist of the following at December 31, 1997:

Note payable to a bank in monthly installments of $64,125, plus interest at
  7.85%; final payment due October 1998;
  collateralized by equipment..............................................  $   641,250
Note payable to a bank in monthly installments of $51,470, plus interest at 7.5%; final payment due September 1998;
  collateralized by equipment..............................................      770,455
Note payable to a bank in monthly installments of $5,523, plus interest at prime plus 2.5% (12% at December 31, 1997); final
  payment due June 2000; collateralized by vehicle.........................      113,870
Other......................................................................       19,120
                                                                             -----------
                                                                               1,544,695
  Less current maturities..................................................    1,463,125
                                                                             -----------
                                                                             $    81,570
                                                                             ===========

    Aggregate maturities of long-term obligations are as follows:

     Year ending December 31, 1998       $1,463,125
       1999 ......................           52,435
       2000 ......................           29,135
                                         ----------
                                         $1,544,695
                                         ==========


NOTE J -- INCOME TAXES

The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes (SFAS 109).

    The income tax provision reconciled to the tax computed at the statutory federal rate was:


                                                             1997               1996
                                                         -----------        -----------
Tax benefit at statutory rate ....................       $(5,456,000)       $(2,227,000)
Non-deductible losses in affiliates ..............           317,000                 --
Non-deductible losses of subsidiaries sold .......         1,987,000            279,000
Pre-acquisition losses of subsidiary accounted for
  as a pooling ...................................           543,000          1,925,000
Non-deductible meals and entertainment ...........            51,000                 --
Valuation allowance ..............................         2,558,000             23,000
                                                         -----------        -----------
          Total ..................................       $        --        $        --
                                                         ===========        ===========


    The components of deferred taxes are as follows at December 31, 1997:

     Deferred tax asset:
     Excess of book over tax depreciation       $   195,000
     Net operating loss carryforward ....         2,580,000
     Valuation allowance ................        (2,775,000)
                                                ------------
                                                $         --
                                                ============

    The Company has established a valuation allowance of $2,775,000 and $23,000 as of December 31, 1997 and 1996, respectively, due to the uncertainty of future utilization. The valuation allowance was increased by $2,752,000 and $23,000 during the year ended December 31, 1997 and the period September 20, 1996 through December 31, 1997, respectively. At December 31, 1997, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $7,587,000 available to offset future income which expire in 2011 and 2012.

NOTE K -- COMMITMENTS AND CONTINGENCIES

1. LEASES

    The Company leases office equipment and conducts a portion of its operations in leased facilities classified as operating leases and under month-to-month agreements. The following is a schedule by years of approximate minimum rental payments under such operating leases, which expire at various dates through 2002.

YEAR ENDING DECEMBER 31,
    1998..................................................  $ 171,700
    1999..................................................     46,200
    2000..................................................     37,200
    2001..................................................     26,600
    2002..................................................     13,700
                                                            ---------
Total minimum payments required...........................  $ 295,400
                                                            =========

    The leases provide for payment of taxes and other expenses by the Company. Rent expense for leased facilities totaled approximately $586,000 and $674,000 for the year ended December 31, 1997 and the period September 20, 1996 through December 31, 1996, respectively.

   2.    LEGAL MATTERS

    The Company is engaged in various lawsuits, either as plaintiff or defendant, involving alleged breaches of contract, related primarily to sponsorship agreements and race car drivers associated with its subsidiary, Team Scandia, Inc. Certain drivers have alleged breach of employment contracts, additional prize money earned and punitive damages.

    Management believes that unfavorable outcomes of certain claims and arbitration proceedings are probable. However, management intends to vigorously defend against these claims and proceedings. The Company has expensed and deposited into an escrow account $450,000 for probable uninsured losses and believes that this is adequate to cover potential claims.

   3.    COMMITMENTS

    In February 1997, the Company formed Royal Purple Motor Oil, Inc. (Royal Purple), in which 100 shares of Royal Purple's common stock was issued to the Company at par value of $.01. In April 1997, IMSG acquired exclusive retail distribution rights to market and sell a line of high performance lubricants under the Royal Purple(TM)brand name through Royal Purple. In consideration of the rights granted to the Company, the Company granted the seller the option to purchase 800,000 shares of Royal Purple's common stock that at the time of exercise, if any, will represent 20% of Royal Purple's common stock deemed outstanding, after giving effect to such exercise. The aggregate exercise price will be $1,000,000. Additionally, the agreement states that the Company or its affiliates shall invest $5,000,000 in Royal Purple over the period April 1997 through March 1999. As of December 31, 1997, the Company and its affiliates have contributed cash and sponsorship fees of $2,555,751 to Royal Purple.

    Also, the Company has issued an additional 370,000 options to employees to purchase stock in Royal Purple for $1.25 per share. These options vest 20% per year and will be fully vested by June 2002.

   4.    EMPLOYEE BENEFIT PLAN

    The Company has a defined contribution 401(k) plan. All employees are eligible for this plan upon completion of six months of service and attainment of age 21. The Company has the option to make discretionary contributions at year end. The Company did not make any contributions to the plan for 1997 or 1996.

NOTE L -- WARRANTS

    During July through September 1997, the Company granted 675,000 common stock warrants to directors and shareholders to purchase common stock at $1.00 per share. The warrants are exercisable over a ten-year term and expire in September 2007. In order to prevent dilution, the exercise price is subject to adjustment based upon recent common stock sales as defined the warrant agreement. The exercise price adjustments are calculated differently based upon whether the adjustment occurs in the first eighteen months of the exercise period or thereafter.

NOTE M -- STOCK OPTIONS

    The Company has a stock option plan accounted for under APB Opinion 25 and related Interpretations. The plan allows the Company to grant options to employees for up to 6,215,000 shares of common stock. Options currently outstanding vest over a five-year period. The options are exercisable at not less than the market value of the Company's common stock on the date of grant. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method required by Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation (SFAS 123), the effect on the Company's net loss would have been immaterial.

    A summary of the status of the Company's stock option plan as of December 31, 1997 and 1996, and changes during the periods ending on those dates is presented below.



                                                       1997                           1996
                                        -------------------------------   ---------------------------
                                                            WEIGHTED                      WEIGHTED
                                                             AVERAGE                       AVERAGE
                                           SHARES        EXERCISE PRICE      SHARES     EXERCISE PRICE
Outstanding at beginning of period        1,201,000        $     .20              --       $      --
Granted ..........................        3,275,000              .69       1,201,000             .20
Forfeited ........................       (3,926,000)             .61              --              --
                                         ----------        ---------       ---------       ---------
Outstanding at end of period .....          550,000        $     .71       1,201,000       $     .20
                                         ==========        =========       =========       =========

    The options outstanding at December 31, 1997 have exercise prices of $.20 and $1 and a remaining contractual life of nine years.

NOTE N -- CONVERTED PREFERRED STOCK

    During the second quarter of fiscal 1997, all outstanding shares of the Company's preferred stock were converted into common stock at the ratio of one common share for each share of preferred stock. Common shares issued in the conversion were 5,145,000 shares.

NOTE O -- DISCONTINUED OPERATIONS

    During 1997, the Company decided to sell its venue and race sanctioning operations. Accordingly as of December 31, 1997, these operations were considered discontinued and sold or offered for sale. These operations are reflected as discontinued operations in the Company's Consolidated Statements of Operations for the year ended December 31, 1997.

1. VENUE OPERATIONS

    In December 1997, the Company sold its wholly owned subsidiary, Sebring International Raceway (Sebring), which controlled a venue, Sebring Raceway, and the world-renowned event, the "12 Hours of Sebring" for $3,500,000. The Company recorded a loss from Sebring's operations for the year ended December 31, 1997 of $700,206. The gain on the sale of Sebring totaled approximately $1,623,000. In connection with the sale, a $1,500,000 face value promissory note was canceled in exchange for $600,000 in cash. This resulted in the forgiveness of debt totaling $517,168, of which $77,168 represented accrued interest. This has been reflected in the Consolidated Statements of Operations as an extraordinary gain.

    In May 1997, the Company formed IMSG Properties, a wholly owned Canadian subsidiary, to enter into a long-term lease for a multi-purpose entertainment facility known as Mosport Park. In conjunction with the Company's decision to sell its venue operations, the Company entered into an option agreement with an outside party to take an assignment of the Mosport Park lease or to take title of the Mosport Park property if the Company decides to purchase the said property outright. The Company has received $100,000 as an option fee and will receive an additional $200,000 if the option is exercised. If the Company decides to buy the property, then the outside party will have an option to take title to the property upon payment to the Company of a price equal to its cost, as defined in the option agreement, plus $200,000. The option expires May 31, 1998. The assets have been reported at the lower of the carrying amount when the decision to sell was made, which approximated their carrying value. The current year loss incurred related to Mosport Park of $1,349,595 and a provision of $40,000 for operating losses for 1998 has been recorded in the Company's financial statements as discontinued operations.

2. SANCTIONING OPERATION

    In December 1997, the Company sold its wholly owned subsidiary, Professional SportsCar Racing, Inc. (SportsCar), the primary sanctioning body for professional sports car racing in North America.

    The Company received a note for $600,000 in exchange for all the intercompany amounts owed to the Company. The Company recorded a loss from SportsCar's operations for the year ended December 31, 1997 of $3,502,602. The loss on the sale of SportsCar totaled approximately $1,875,000.

NOTE P -- CONCENTRATIONS OF CREDIT RISK

    The Company maintains its cash balances in financial institutions, which at times, may exceed federally insured limits. Accounts at each financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances totaled approximately $3,650,000 as of December 31, 1997. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE Q -- NONCASH INVESTING AND FINANCING ACTIVITIES

    In 1997, the Company converted $5,000,000 of convertible debt plus $104,012 of related interest into 24,092,788 shares of common stock. Additionally, $1,000,000 of preferred stock was converted into 5,145,000 shares of common stock.

    In 1997, the Company acquired the assets and liabilities of Apex Communications and Jim Epler Racing, Inc. in exchange for $200,000 of its common stock. In conjunction with the acquisitions, liabilities were assumed as follows:


Fair value of assets acquired......................................   $  500,946
Fair value of the Company's common stock exchanged.................     (200,000)
                                                                      -----------
Liabilities assumed................................................   $  300,946
                                                                      ===========

    In 1997, the Company sold its subsidiary, SportsCar, in exchange for a $600,000 note receivable.

Part I. Financial Information

Item 1. Financial Statements

               Automotive Performance Group, Inc. and Subsidiaries

                      CONSOLIDATED CONDENSED BALANCE SHEET
                                   (Unaudited)

                                     ASSETS

                                                                  September 30,
                                                                       1998
                                                                  ------------
Current Assets
       Cash                                                       $  1,018,043
       Accounts receivable, net of allowance for
            doubtful accounts of $40,600                               585,665
       Inventories                                                     718,595
       Prepaid expenses and other                                       98,098
       Notes receivable                                              1,573,000
                                                                  ------------

            Total current assets                                     3,993,401

Property, Plant and Equipment                                        4,149,201

Other Assets                                                           118,305
                                                                  ------------

                                                                  $  8,260,907
                                                                  ============

                                   LIABILITIES

Current Liabilities
       Line of Credit                                             $    939,200
       Current maturities of long-term obligations                     612,526
       Accounts payable                                              2,361,413
       Accrued liabilities                                             166,452
                                                                  ------------

            Total current liabilities                                4,079,591

Long-Term Obligations, less current maturities                       1,238,283

Stockholders' Equity (Deficit)
       Preferred stock - authorized 13,000,000 shares
            of $.0001 par value; 1,650,000 issued and
            outstanding                                                    166
       Common Stock - authorized 130,000,000 shares
            of $.0001 par value; 5,879,046 shares issued
            and outstanding                                                588
       Additional contributed capital                               36,255,504
       Cumulative translation adjustment                              (118,820)
       Accumulated deficit                                         (33,194,405)
                                                                  ------------
                                                                     2,943,033
                                                                  ------------
                                                                  $  8,260,907
                                                                  ============

              Automotive Performance Group, Inc. and Subsidiaries

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                             For the three months ended               For the nine months ended
                                                                   September 30,                           September 30,
                                                        ---------------------------------         ---------------------------------
                                                            1998                 1997                 1998                 1997
                                                        ------------        ------------         ------------         ------------
Revenues                                                $  1,058,289        $  1,456,277         $  5,464,834         $  6,567,970

Expenses
      Direct expenses                                        307,703           2,223,616            4,450,544            5,016,311
      Selling, general and administrative                  1,334,483             589,910            3,613,283            3,008,585
      Salaries, payroll taxes and benefits                   658,006             187,751            2,089,555              865,698
      Professional expenses                                  694,322             612,544            2,013,331            1,582,404
      Depreciation and amortization                          522,512             790,099            1,606,120            1,993,802
      Inventory writedown                                    322,298                --                971,661                 --
      Loss on investments in affiliates                      100,355              44,498              246,371               44,498
                                                        ------------        ------------         ------------         ------------
                                                           3,939,679           4,448,418           14,990,865           12,511,298

            Operating loss                                (2,881,390)         (2,992,141)          (9,526,031)          (5,943,328)

Other income (expense)
      Interest expense                                       (69,428)           (196,979)            (591,320)            (385,340)
      Interest income                                          4,364               8,386               34,927                8,386
      Legal settlements                                     (339,875)               --               (344,875)                --
      Other expense                                         (300,949)               --               (119,453)                --
                                                        ------------        ------------         ------------         ------------
                                                            (705,888)           (188,593)          (1,020,721)            (376,954)

            Loss from continuing operations
                 before discontinued operations
                 and extraordinary item                   (3,587,278)         (3,180,734)         (10,546,752)          (6,320,282)

Discontinued operations
      Loss from operations of discontinued
            venue and race sanctioning divisions                  --          (2,695,664)            (345,247)          (4,542,416)
                                                        ------------        ------------         ------------         ------------

            Loss before extraordinary item                (3,587,278)         (5,876,398)         (10,891,999)         (10,862,698)

Extraordinary item
      Gain from extinguishment of debt                            --                --                293,663                 --
                                                        ------------        ------------         ------------         ------------
            NET LOSS                                    $ (3,587,278)       $ (5,876,398)        $(10,598,336)        $(10,862,698)
                                                        ============        ============         ============         ============

Loss per common share
      Loss before discontinued operations
            and extraordinary item                      $      (0.62)       $      (1.50)        $      (2.30)        $      (6.78)
      Discontinued operations                                   --                 (1.27)               (0.07)               (4.88)
      Extraordinary item                                        --                  --                   0.06                 --
                                                        ------------        ------------         ------------         ------------
                                                        $      (0.62)       $      (2.77)        $      (2.31)        $     (11.66)
                                                        ============        ============         ============         ============

               Automotive Performance Group, Inc. and Subsidiaries

                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                        For the nine months ended
                                                                              September 30,
                                                                      --------------------------------
                                                                          1998                 1997
                                                                      -----------         ------------
Increase (Decrease) in Cash

Cash flows from operating activities

           Net cash used in operating activities                      $(7,204,883)        $ (8,039,598)

Cash flows from investing activities:
      Purchase of property, plant and equipment                           (96,855)          (2,432,332)
      Proceeds from the disposal of equipment                           1,973,741               85,666
      Cash acquired in Klein acquisition                                  112,134                 --
      Decrease (increase) in notes receivable                              32,738           (1,159,050)
      Investment in affiliates                                                 --              (75,728)
                                                                      -----------         ------------

           Net cash provided by (used in) investing activities          2,021,758           (3,581,444)

Cash flows from financing activities:
      Borrowings on line of credit, net                                   998,054                 --
      Payments on long-term obligations                                (1,258,862)            (525,114)
      Proceeds from issuance of preferred stock                         2,951,439                 --
      Proceeds from long-term obligations                                    --                969,865
      Proceeds from notes payable, net                                       --              1,039,976
      Proceeds from affiliated party notes payable, net                      --              9,030,719
      Capital contributions to Team Scandia                                  --                968,824
                                                                      -----------         ------------

           Net cash provided by financing activities                    2,690,631           11,484,270

Effect of exchange rate on cash                                              --                (64,134)
                                                                      -----------         ------------
Net decrease in cash                                                   (2,492,494)            (200,906)

Cash at beginning of period                                             3,510,537            1,007,008
                                                                      -----------         ------------

Cash at end of period                                                 $ 1,018,043         $    806,102
                                                                      ===========         ============

Cash paid during the period for interest                              $   254,577         $    213,317
                                                                      ===========         ============

               Automotive Performance Group, Inc. and Subsidiaries

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)



NOTE 1 - FINANCIAL STATEMENTS

   The unaudited consolidated financial statements of the Company and its subsidiaries have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 1998.

   In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the period indicated, have been included.

NOTE 2 - INVENTORIES

   Inventories are stated at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at:

                                  September 30, 1998
                                     (unaudited)
                                    -------------
          Raw materials              $135,940
          Finished goods              582,655
                                     --------
                                     $718,595
                                     ========

NOTE 3 - LOSS PER COMMON SHARE

  In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, Earnings per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

   Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. The weighted average number of common shares outstanding was 5,841,906 and 2,120,911 for the three months ended September 30, 1998 and 1997, respectively, and 4,589,314 and 931,666 for the nine months ended September 30, 1998 and 1997, respectively. The computations for loss per share assuming dilution for the periods ended September 30, 1998 and 1997, were anti-dilutive; and therefore, are not included.


NOTE 4 - ACQUISITION

   Effective April 17, 1998 through a series of mergers, International Motor Sports Group, Inc. (IMSG) exchanged 108,930,887 shares of its common stock for an equal number of shares of Automotive Performance Group, Inc.'s (APGI and the Company) common stock and Klein Engines and Competition Components, Inc. (Klein) exchanged 7,833,902 shares of its common stock for an equal number of shares of APGI. These transactions resulted in IMSG being the accounting acquirer in the transaction. The acquisition has been accounted for under the purchase method of accounting.

               Automotive Performance Group, Inc. and Subsidiaries

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 5 - CONVERSION OF RELATED PARTY NOTES PAYABLE

   Effective March 31, 1998, IMSG and its subsidiary, Team Scandia, Inc., converted unsecured demand notes payable to related parties into shares of IMSG's common stock. The demand notes of $15,938,000 plus imputed interest of $686,259 were converted into 66,497,036 shares of IMSG's common stock or 3,324,852 shares giving effect to the 20 to 1 reverse stock split. On March 30, 1998, the shareholders increased the number of authorized shares of common stock from 50,000,000 to 130,000,000 and the number of authorized shares of preferred stock from 5,145,000 to 13,000,000. The shareholders also approved a 20-for-1 reverse stock split effective April 17, 1998, the effective date of the business combination described in note 4. All per share losses and references to common stock, warrants and options have been retroactively restated to reflect the decreased number of common shares outstanding.


NOTE 6 - PREFERRED STOCK

   In June 1998, the Company issued 500,000 shares of Series A Preferred Stock at $2 per share to a director and officer of the Company in conjunction with a private placement of 1,650,000 preferred shares which are convertible to Common shares of the Company at a conversion rate of one share of Common stock for each share of Preferred stock. In August 1998, the remaining 1,150,000 shares of preferred stock were placed with accredited investors.

NOTE 7 - CONTINGENCIES

   The Company is involved in certain claims arising in the normal course of business (see further discussion in Part II - Item 1). An estimate of the possible loss resulting from these matters cannot be made; however, the Company believes that the ultimate resolution of these matters will not have a material effect on its financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

   In November 1998, the Company entered into a loan agreement with a financial institution maturing in May 1999, whereby the Company will have available a $1,000,000 borrowing facility. Borrowings under this facility bear interest at 6.65%. A member of the Board of Directors guaranteed the debt. The proceeds from this line will be used for general corporate purposes and in the Company's acquisition activities.

   A $720,000 equipment loan that originally matured in October 1998 has been converted to a note payable due over 18 months. A member of the Board of Directors guaranteed this note. As consideration for these financial guarantees, 172,000 warrants to purchase common stock of the Company were issued at $.01 per share.

                       Automotive Performance Group, Inc.

                PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                                   (UNAUDITED)


The accompanying unaudited pro forma combined condensed financial statements have been derived from the financial position and historical results of operations of International Motor Sports Group, Inc. (IMSG) and Klein Engines and Competition Components, Inc. (Klein) as of and for the year ended December 31, 1997. Effective April 15, 1998, Klein exchanged 7,833,902 shares of its common stock for an equal number of shares of Automotive Performance Group, Inc.'s (APGI) common stock, and IMSG exchanged 108,930,887 shares of its common stock for an equal number of shares of APGI. This resulted in IMSG being the accounting acquirer in the transaction.

The unaudited pro forma combined condensed financial statements are presented for informational purposes only and do not purport to be indicative of the operating results that actually would have occurred if the merger of IMSG and Klein into Automotive Performance Group, Inc. (APGI) had been consummated on January 1, 1997, nor which may result from future operations. The pro forma adjustments are based on available information and certain assumptions that the Company believes are reasonable. The acquisition has been accounted for using the purchase method of accounting. These pro forma financial statements should be read in conjunction with the historical financial statements and related notes of IMSG and Klein and the merger document.

                       Automotive Performance Group, Inc.
                   Pro Forma Combined Condensed Balance Sheet
                                December 31, 1997
                                   (Unaudited)

                                     ASSETS                                                  Pro-Forma                 Pro-Forma
                                                             IMSG             Klein         Adjustments                Combined
                                                         ------------     ------------     ------------              ------------
CURRENT ASSETS
  Cash                                                   $  3,510,537     $     27,280                               $  3,537,817
  Accounts receivable                                         883,272          306,401          (14,795)(1)             1,174,878
  Prepaid expenses and other                                  124,223           26,831                                    151,054
  Inventory                                                        --        1,039,664                                  1,039,664
  Notes receivable                                          1,732,812               --         (600,000)(1)             1,132,812
                                                         ------------     ------------     ------------              ------------

      Total current assets                                  6,250,844        1,400,176         (614,795)                7,036,225

PROPERTY, PLANT AND EQUIPMENT, net                          4,290,041        2,375,703          847,031 (3)(4)          7,512,775

OTHER ASSETS
  Investments in and notes receivable from affiliates         643,833          290,000                                    933,833
  Goodwill                                                     82,783               --               --                    82,783
                                                         ------------     ------------     ------------              ------------

                                                         $ 11,267,501     $  4,065,879     $    232,236              $ 15,565,616
                                                         ============     ============     ============              ============

                                  LIABILITIES

CURRENT LIABILITIES
  Note payable to affiliate                              $    287,907           32,950                                    320,857
  Current maturities of long-term obligations               1,463,125          191,622                                  1,654,747
  Credit facility                                                  --          600,000         (600,000)(1)                    --
  Deferred revenue                                            100,000                                                     100,000
  Provision for operating loss                                 40,000                                                      40,000
  Income taxes payable                                             --           77,759                                     77,759
  Accrued liabilites                                               --          121,628                                    121,628
  Accounts payable                                          1,045,140          305,404          (14,795)(1)             1,335,749
                                                         ------------     ------------     ------------              ------------

      Total current liabilities                             2,936,172        1,329,363         (614,795)                3,650,740

LONG-TERM OBLIGATIONS, less current maturities                 81,570        1,669,651                                  1,751,221

RELATED PARTY NOTES PAYABLE                                16,305,500               --      (16,305,500)(2)                    --

COMMITMENTS AND CONTINGENCIES                                      --               --               --

STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock - authorized 13,000,000 shares
     of $.01 par value; none issued and outstanding
  Common stock - authorized, 130,000,000 shares of $.01
     par value; 5,774,487 shares issued and outstanding       424,338            7,862         (374,455)(2)(3)(5)          57,745
  Additional contributed capital                           14,232,494        2,554,238       15,708,831 (2)(3)(5)      32,495,563
  Warrants                                                         --           10,000          (10,000)(3)(5)                 --
  Cumulative translation adjustment                          (116,504)              --               --                  (116,504)
  Accumulated deficit                                     (22,596,069)      (1,505,235)       1,828,155               (22,273,149)
                                                         ------------     ------------     ------------              ------------
                                                           (8,055,741)       1,066,865       17,152,531                10,163,655
                                                         ------------     ------------     ------------              ------------

                                                         $ 11,267,501     $  4,065,879     $    232,236              $ 15,565,616
                                                         ============     ============     ============              ============


            See notes to Pro Forma Combined Condensed Balance Sheet.

                       Automotive Performance Group, Inc.

               NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                   (UNAUDITED)



(1)     Elimination of intercompany notes and interest receivable.

(2)     Record conversion of related party notes payable into common stock.

(3)     Record the merger of Klein and IMSG into APGI.

(4)     Revaluation to fair value of acquired property and equipment of Klein.

(5)     Adjust common stock for 20 to 1 reverse stock split.

                       Automotive Performance Group, Inc.
                 Consolidated Pro Forma Statement of Operations
                          Year ended December 31, 1997
                                   (Unaudited)


                                                                                                  Pro-Forma           Pro-Forma
                                                                   IMSG             Klein        Adjustments          Combined
                                                               ------------     ------------    ------------        ------------
Revenues                                                       $  7,135,314     $  2,491,685     $         --        $  9,626,999

Expenses
  Direct expenses                                                 7,128,278        1,999,966               --           9,128,264
  Selling, general and administrative                             6,533,019        1,902,958               --           8,436,977
  Depreciation expense                                            2,596,818          166,277           44,580(1)        2,807,675
  Loss on investments in affiliates                                 932,894               --               --             932,894
                                                               ------------     ------------     ------------        ------------
                                                                 17,191,009               --           44,580          21,304,810
                                                               ------------     ------------     ------------        ------------

        Operating loss                                          (10,055,695)      (1,577,536)         (44,580)        (11,677,811)

Other income (expense)
  Interest                                                         (575,497)        (181,590)         367,500(2)         (369,587)
  Other                                                             (88,475)          67,788               --             (20,687)
                                                               ------------     ------------     ------------        ------------
                                                                   (663,972)         (93,802)         367,500            (290,274)
                                                               ------------     ------------     ------------        ------------

        Loss from continuing operations before income taxes     (10,719,667)      (1,671,338)         322,920         (12,068,065)

Income taxes                                                             --               --               --                  --
                                                               ------------     ------------     ------------        ------------

        Loss from continuing operations before
           discontinued operations and extraordinary item       (10,719,667)      (1,671,338)         322,920         (12,066,065)



Discontinued operations
  Loss from operations of discontinued venue division            (2,049,801)              --               --          (2,049,801)
  Gain on disposal of venue division including provision
    of $40,000 for operating losses during phase-out period       1,582,832               --               --           1,582,832
  Loss from operations of discontinued
    race sanctioning division                                    (3,502,602)              --               --          (3,502,602)
  Loss from disposal of race sanctioning division                (1,875,120)              --               --          (1,875,120)
                                                               ------------     ------------     ------------        ------------

        Loss from discontinued operations                        (5,844,691)              --               --          (5,844,691)
                                                               ------------     ------------     ------------        ------------

        Loss before extraordinary item                          (16,564,358)      (1,671,338)         322,920         (17,912,776)

Extraordinary item
   Gain from extinguishment of debt                                 517,168               --               --             517,168
                                                               ------------     ------------     ------------        ------------

        NET LOSS                                               $(16,047,190)    $ (1,671,338)    $    322,920        $(17,395,606)
                                                               ============     ============     ============        ============

                       Automotive Performance Group, Inc.

          NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                   (UNAUDITED)


(1) Adjustment to increase depreciation expense resulting from the revaluation of Klein's acquired property and equipment. The acquired assets will be depreciated over service lives from five years to twenty years.

(2) Adjustment to eliminate interest expense associated with related party notes converted into common stock.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
    Available Information....................................................2
    The Company..............................................................3
    Risk Factors.............................................................5
    Use of Proceeds..........................................................9
    Dividend Policy..........................................................9
    Common Stock Price Range.................................................9
    Management's Discussion and Analysis
       of Financial Condition and Results of
       Operations...........................................................10
    Business................................................................16
    Management..............................................................26
    Certain Transactions....................................................31
    Principal Stockholders..................................................32
    Selling Stockholders....................................................33
    Plan of Distribution....................................................34
    Description of Capital Stock............................................35
    Shares Eligible for Future Sale.........................................36
    Legal Matters...........................................................37
    Experts.................................................................37
    Index to Consolidated Financial
       Statements..........................................................F-1



         No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus, create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                                1,655,000 SHARES

                                   AUTOMOTIVE
                                   PERFORMANCE
                                      GROUP

                                  COMMON STOCK

                                   PROSPECTUS

                                __________, 1998

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

    ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Section 145 of the Delaware General Corporation law ("DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

         In accordance with the DGCL, the Company's Second Restated Certificate of Incorporation, as amended (the "Certificate"), contains a provision to limit the personal liability of the directors and officers of the Registrant for violations of their fiduciary duty. This provision eliminates each director's and officer's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's or officer's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL providing for liability of directors or officers for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director or officer derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors and officers for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

         Article Sixth of the Company's Certificate and Article VIII, Section 1 of the Company's Restated Bylaws provide for indemnification of the officers and directors of the Registrant to the fullest extent permitted by applicable law.

         The Registrant has entered into indemnification agreements with each director and executive officer which provide indemnification to such directors and executive officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance.

    ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The fees and expenses incurred by the Company in connection with the offering are payable by the Company and, other than filing fees, are estimated as follows:

    Securities and Exchange Commission Registration Fee..............  $
    American Stock Exchange Filing Fee...............................  $
    Legal Fees and Expenses..........................................  $
    Accounting Fees..................................................  $
    Miscellaneous....................................................  $
         Total.......................................................  $

    ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

         From April through June 1996, the Company issued an aggregate of 1,782,667 shares of Common Stock to Oxford & Bond Company, Helby Trading Company, and Elizabeth Clutter for a total subscription price of $990,000, or $.56 per share. The shares were issued pursuant to the exemption provided by Rule 504 of Regulation D under the Securities Act.

         In May 1996, the Company issued an aggregate of 4,250,000 shares to Thomas G. Klein and the other three stockholders of K-Way, Inc. in exchange for all of such persons' shares of K-Way.

         In June 1996, the Company issued an aggregate of 233,000 shares of Common Stock to the 15 stockholders of Klein Competition Components, Inc. ("KCC") in exchange for all of such persons' shares of KCC.

         In October 1996, the Company issued 26,400 shares of Common Stock to Accurate Air Conditioning, Inc. as partial payment for the land and building where the Company conducts its business operations.

         From October 1996 through September 1997, the Company issued an aggregate of 38,536 shares of Common Stock valued at $1.00 per share to six individuals for various services rendered by them to the Company. In May 1997, the Company issued 4,000 shares of Common Stock valued at $1.00 per share to one individual as a portion of the purchase price for equipment acquired by the Company.

         From February through August 1997, the Company issued an aggregate of 403,000 shares of Common Stock to 56 persons for a total purchase price of $403,000, or $1.00 per share. The Company issued these shares pursuant to the exemption provided by Rule 506 of Regulation D under the Securities Act.

         In April 1996, the Company issued 400,000 shares of Common Stock to State Mutual Insurance Company of Georgia for a total offering price of $200,000, or $.50 per share.

         In May 1997, the Company issued an aggregate of 500,000 shares to five individuals in connection with a failed offering of the Company's securities.

         In December 1997, the Company issued an aggregate of 3,900 shares of Common Stock valued at $.375 per share to 26 employees.

         In June 1998, the Registrant issued and sold 1,655,000 shares of Series A Preferred Stock at a purchase price of $2.00 per share to a group of accredited investors. The sale of such shares was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

         Since January 1997, the Registrant has granted to 25 employees and directors of the Registrant options to purchase an aggregate of 882,500 shares of Common Stock at exercise prices ranging from $1.25 to $20.00 per share. The grant of such options was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

    ITEM 27.  EXHIBITS.

         The following exhibits are filed with this Registration Statement:

    Exhibit
    Number        Description
------------------------------------


    3.1           Certificate of Incorporation of Registrant

    3.2           Certificates of Amendment to Certificate of Incorporation

    3.3           Bylaws of Registrant

    4.1           Form of Certificate evidencing shares of Common Stock+

    4.2           Common Stock Purchase Warrant+

    4.3 Certificate of Designations with respect to Series A Preferred Stock of Registrant.*

    5.1           Opinion of Wilson Sonsini Goodrich & Rosati+

    10.1 Loan and Option Agreement dated as of September 16, 1997, among International Motor Sports Group, Inc., Andrew L. Evans, Klein Engines & Competition
                  Components, Inc., and Thomas G. Klein**

    10.2          Form of Promissory Note to International Motor
                  Sports Group, Inc.**

    10.3          Registration Rights Agreement dated as of
                  ____________, 1998, between Klein Engines &
                  Competition Components, Inc. and Thomas G. Klein**

    10.4 Deed of Trust dated November 29, 1996 between Klein Engineered competition Components, Inc. and Bank of Arizona**

    10.5 Note dated November 29, 1996, from Klein Engineered Competition Components, Inc., as borrower, to Bank of Arizona, as lender**

    10.6 Commercial Security Agreement dated November 29, 1996 between Klein Engineered Competition
                  Components, Inc. and Bank of Arizona**

    10.7          Guaranty of Thomas G. Klein dated November 29, 1996**

    10.8          Deed of Trust dated June 30, 1997 between Klein
                  Engines & Competition Components, Inc. and Century
                  Bank**

    10.9          Promissory Note dated June 30, 1997, from Klein
                  Engines & Competition components, Inc., as borrower, to Century Bank, as lender**

    10.10 Business Loan Agreement dated June 30, 1997, between Klein Engines & Competition Components,
                  Inc. and Century Bank**



    10.11         Commercial Guaranty of Thomas G. Klein dated June 30, 1997**

    10.12         License Agreement dated July 29, 1997, between
                  Feuling Advanced Technologies, Inc. and Klein
                  Engines & Competition Components, Inc.**

    10.13         Loan Agreement for Royal Purple Motor Oil *

    21            Subsidiaries of Registrant+

    23.1          Consent of Grant Thornton LLP

    23.2          Consent of Counsel (included in Exhibit 5.1)

    24            Power of Attorney (included on page II-7)

------------------
    + to be filed by amendment

    * Incorporated by reference to the Quarterly Report on Form 10-QSB filed by Registrant on August 14, 1998.

    ** Incorporated by reference to the Registration Statement on Form 10SB filed by Klein Engines and Competition Components, Inc. (predecessor to Registrant) on February 2, 1998.

    ITEM 28.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and
(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona on December 16, 1998.


                                AUTOMOTIVE PERFORMANCE GROUP, INC.

                                By:      /s/ Dean M. Willard
                                         Dean M. Willard,
                                         Chairman of the Board of Directors and
                                         Chief Executive Officer

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean M. Willard and Andrew L. Evans, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement on Form SB-2, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 16, 1998.


           Signature              Title                      Date

/s/ Dean M. Willard     Chairman of the Board of Directors   December 16, 1998
_____________________   and Chief Executive Officer
Dean M. Willard


/s/ Tammy Powers        Chief Financial and Accounting       December 16, 1998
_____________________   Officer
Tammy Powers


/s/ Andrew L. Evans     Director                             December 16, 1998
_____________________
Andrew L. Evans


/s/ Thomas H. Carmody   Director                             December 16, 1998
_____________________
Thomas H. Carmody


/s/ James E. Dunn       Director                             December 16, 1998
_____________________
James E. Dunn


/s/ Ronnie Lott         Director                             December 16, 1998
_____________________
Ronnie Lott


/s/ James M. Martin     Director                             December 16, 1998
_____________________
James M. Martin


/s/ James R. Medley     Director                             December 16, 1998
_____________________
James R. Medley

                                 EXHIBIT INDEX


    Exhibit
    Number        Description
------------------------------------


    3.1           Certificate of Incorporation of Registrant

    3.2           Certificates of Amendment to Certificate of Incorporation

    3.3           Bylaws of Registrant

    4.1           Form of Certificate evidencing shares of Common Stock+

    4.2           Common Stock Purchase Warrant+

    4.3 Certificate of Designations with respect to Series A Preferred Stock of Registrant.*

    5.1           Opinion of Wilson Sonsini Goodrich & Rosati+

    10.1 Loan and Option Agreement dated as of September 16, 1997, among International Motor Sports Group, Inc., Andrew L. Evans, Klein Engines & Competition
                  Components, Inc., and Thomas G. Klein**

    10.2          Form of Promissory Note to International Motor
                  Sports Group, Inc.**

    10.3          Registration Rights Agreement dated as of
                  ____________, 1998, between Klein Engines &
                  Competition Components, Inc. and Thomas G. Klein**

    10.4 Deed of Trust dated November 29, 1996 between Klein Engineered competition Components, Inc. and Bank of Arizona**

    10.5 Note dated November 29, 1996, from Klein Engineered Competition Components, Inc., as borrower, to Bank of Arizona, as lender**

    10.6 Commercial Security Agreement dated November 29, 1996 between Klein Engineered Competition
                  Components, Inc. and Bank of Arizona**

    10.7          Guaranty of Thomas G. Klein dated November 29, 1996**

    10.8          Deed of Trust dated June 30, 1997 between Klein
                  Engines & Competition Components, Inc. and Century
                  Bank**

    10.9          Promissory Note dated June 30, 1997, from Klein
                  Engines & Competition components, Inc., as borrower, to Century Bank, as lender**

    10.10 Business Loan Agreement dated June 30, 1997, between Klein Engines & Competition Components,
                  Inc. and Century Bank**



    10.11         Commercial Guaranty of Thomas G. Klein dated June 30, 1997**

    10.12         License Agreement dated July 29, 1997, between
                  Feuling Advanced Technologies, Inc. and Klein
                  Engines & Competition Components, Inc.**

    10.13         Loan Agreement for Royal Purple Motor Oil *

    21            Subsidiaries of Registrant+

    23.1          Consent of Grant Thornton LLP

    23.2          Consent of Counsel (included in Exhibit 5.1)

    24            Power of Attorney (included on page II-7)



------------------
    + to be filed by amendment

    * Incorporated by reference to the Quarterly Report on Form 10-QSB filed by Registrant on August 14, 1998.

    ** Incorporated by reference to the Registration Statement on Form 10SB filed by Klein Engines and Competition Components, Inc. (predecessor to Registrant) on February 2, 1998.